Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 284 8470
DX 60350 Gosforth 2

LAR/PNH 15 OCT 08

RECEIVED

2008 OCT 22 P 4:06

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

08006521

PROCESSED
OCT 28 2008
THOMSON REUTERS

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Unique Submission

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find a copy of the following document:

- Q3 08 Trading Statement dated 14 October 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

L- A RAWCLIFFE
Assistant Director – Funding and Liquidity

Enc.

14 OCTOBER 2008

NORTHERN ROCK
QUARTER 3 TRADING STATEMENT

"NORTHERN ROCK REPORTS ENCOURAGING PROGRESS AGAINST PLAN"

"I am pleased with the progress Northern Rock is making. We have continued to repay the Government loan well ahead of plan, our deposit base is growing, our restructuring programme has been completed successfully, and a new and stronger management team is now in place. These are encouraging developments. However, dislocated financial markets and falling house prices mean that the pace of progress achieved to date will be significantly more challenging to maintain going forward."

Ron Sandler, Chairman

Progress against Business Plan

Northern Rock (the "Company") continues to make good progress towards achieving the objectives set out in its Business Plan (the "Plan") approved in March 2008.

Repayment of Government Loan

The initial priority of the Plan is repayment of the Government loan and Northern Rock is repaying the loan well ahead of target. At 30 September 2008, the net balance outstanding on the loan stood at £11.5 billion (31 December 2007: £26.9 billion; 30 June 2008: £17.5 billion), a reduction of £15.4 billion since the start of the year. The net loan amount is stated after the deduction of Northern Rock's liquidity deposits held with the Bank of England of £7.1 billion at 30 September 2008 (30 June 2008: £3.5 billion).

The Company's success in repaying the Government loan has been achieved primarily through its mortgage redemption programme, providing assistance to customers to access new products with alternative lenders. This programme will continue, although the Company anticipates that it will be more challenging in the future to maintain the 2008 redemption levels, given the significant slowdown in the housing market and reduced availability of alternative mortgage financing.

As the Company announced in its Half Year Results for 2008, the Bank of England loan facilities were novated to HM Treasury during August.

Funding

Northern Rock has continued to attract new retail deposits in the third quarter, with total retail funding balances rising to £17.2 billion at the end of September 2008, an increase of £3.0 billion since the end of June. UK retail deposits represent £15.5 billion of this total.

The Company has committed that it will not take unfair advantage of Government support while in receipt of State aid and remains within its self-imposed Competitive Framework (the "Framework"). This includes undertakings to avoid market-leading products and to limit Northern Rock's share of UK retail deposit balances to 1.5%.

As a consequence of the turmoil in financial markets, the rate of retail deposit inflows to Northern Rock increased markedly during September. In response, the Company has taken a number of actions in recent weeks to uphold its competitive commitments. These include withdrawing a number of key products, lowering savings rates and introducing caps on the size of new deposits. The Company will continue to monitor the situation and will take action as necessary to ensure that it remains compliant with the Framework. No breach of the Framework has occurred since its introduction at the end of March.

Non-retail funding balances continue to reduce as the balance sheet contracts as planned. In July 2008, Northern Rock resumed new wholesale funding albeit on a modest scale, reflecting market conditions and the Company's intention to achieve a more balanced mix of retail and non-retail funding. Since the resumption, £927 million of new wholesale funds have been raised.

Lending

New mortgage lending volumes remain low in comparison to previous years, in line with the Company's intention to reduce the size of its balance sheet whilst maintaining a presence in the residential mortgage lending market. Gross residential mortgage lending for the nine months to 30 September 2008 was £2.4 billion (six months to 30 June 2008 - £1.9 billion). The quality of the new lending has been high, with an average LTV of 60% in the third quarter.

Credit Quality

The deterioration in economic and market conditions has resulted in mortgage arrears increasing for Northern Rock, and the sector as a whole. In addition, the reduction in the size of Northern Rock's total mortgage book has contributed to an increase in the proportion of the book in arrears. At the end of September 2008, residential arrears over three months were 1.87%, compared with 1.18% at the end of June 2008. The arrears figure on Together loans, which is included in the above, has continued to increase at a faster rate than non-Together loans. Together loans also accounted for the majority of the property possessions during the third quarter. The Company's possessions stock increased to 4,201 at the end of September (end-June 2008: 3,710).

Northern Rock is continuing to strengthen its debt management capabilities, including recruitment of new management and staff, redesign of core strategies and investment in new systems. Notwithstanding these actions, the trends outlined above are anticipated to continue, resulting in further expected increases in the Company's loan loss provisions going forward.

Organisation

At the end of August, Northern Rock completed its formal redundancy consultation process and now employs around 4,500 staff, a reduction of approximately 1,500 from the start of the process. This reduction was achieved with no operational disruption or erosion of customer service. The Company worked hard to minimise the number of compulsory redundancies as part of this process and managed to redeploy over 600 staff into new roles within the business. It continues to work closely with the Regional Development Agency, One NorthEast, to offer comprehensive outplacement support services to help those made redundant find alternative employment.

As part of the restructuring, Northern Rock has reorganised its business operations to support the delivery of its key objectives, including a significant enhancement of its risk and control environment.

Northern Rock has completed the introduction of its company-wide incentive scheme as set out in the Plan. This scheme was designed alongside the Plan in March, although its introduction was deferred until the restructuring programme had been completed. It applies to all staff at Northern Rock, subject to certain qualification criteria, and delivers rewards based upon the Company achieving its core Plan objectives.

The Company has also taken a number of steps to strengthen significantly the management team. Gary Hoffman joined the Company as Chief Executive on 1 October 2008. He leads a substantially reconstituted Executive team with some key new external appointments, including Chief Risk Officer, HR Director and Director of Debt Management.

Treasury Investments

Holdings of capital notes in Structured Investment Vehicles (SIVs) totalled £358 million sterling equivalent at the end of September 2008 (30 June 2008 - £327 million), with the increase since the end of June reflecting exchange rate movements. An impairment charge of £28 million has been made against SIVs in the third quarter, bringing the total impairment balance to £334 million at 30 September 2008.

Northern Rock's portfolio of US$ Collateralised Debt Obligations (CDOs), before impairments, amounted to £207 million in sterling equivalent at the end of September 2008 (30 June 2008 - £196 million), with the increase since June also reflecting exchange rate movements. No further impairments have been required against this portfolio in the third quarter of 2008, as the previous impairments taken have written the carrying value of these assets down to nil.

In addition, due to market conditions and events in the third quarter, impairments totalling £83 million have been made against other treasury assets.

Governance

The Board has been further strengthened in recent weeks by the appointments of Kent Atkinson, Richard Coates and Bob Davies as Non-Executive Directors. These appointments bring valuable further experience to the Board and will provide considerable assistance to the Company as it proceeds towards delivery of the Plan.

On 7 September and 30 September 2008 respectively, Andy Kuipers and Stephen Hester resigned from the Board. Following Mr Hester's departure, John Devaney has been appointed Chair of the Company's Remuneration Committee. Simon Laffin has confirmed his intention to step down from the Board on 31 December 2008, at which time he will also cease to be Chair of the Audit Committee, and will be replaced in this role by Kent Atkinson with effect from 1 January 2009.

Following Gary Hoffman's appointment as Chief Executive, Ron Sandler became Non-Executive Chairman on 1 October 2008. Details of Ron Sandler's revised remuneration are included in the notes to editors below.

A review of the conduct of the previous Board in respect of funding and liquidity has been undertaken with the assistance of external advisors, Freshfields and KPMG Forensic. The Board has concluded that there are insufficient grounds to proceed with any legal action for negligence against the former Directors, and has no intention of bringing any such action. The Board has also completed a similar review in respect of the Company's auditors and has determined that no action is warranted.

Outlook

As set out in the Company's Plan in March 2008 and reported for the first six months of the year, Northern Rock will be significantly loss-making in 2008, due to one-off restructuring costs, higher funding costs and the deteriorating credit environment. The extremely difficult housing and mortgage market conditions which have emerged in recent months will make the Company's achievement of its objectives more challenging going forward. Notwithstanding these conditions, however, the Company's progress to date is encouraging. The balance sheet continues to contract, retail savings balances continue to grow, the loan to the Government is being repaid rapidly, the restructuring of the organisation has been satisfactorily concluded, and a new, high quality management team has been recruited.

As announced in August, HM Treasury has committed to reinforce the Company's capital base through conversion into Ordinary shares of its holding of £400 million of Preference shares and swapping up to £3 billion of the outstanding debt into equity. These measures will not involve any cash transfer to Northern Rock. The Company is working with HM Treasury to finalise the package and obtain State aid approval.

Over time the emphasis of the Plan will shift from repaying the government loan towards restoring profitability to allow, in due course, the lifting of the Government's deposit guarantees and the return of the Company to private ownership.

Media Conference Call Details

A media telephone conference call hosted by Ron Sandler (Chairman), Gary Hoffman (Chief Executive) and Ann Godbehere (Chief Financial Officer) will be held at 11.00am today. The access details for the call are as follows:

Telephone number: +44 (0) 1452 565 124
Conference Id: 68405769

Contacts

Northern Rock

Brian Giles
Simon Hall
0191 279 4676

FD

Geoffrey Pelham-Lane
Ed Gascoigne-Pees
020 7269 7132

Notes to Editors

Following the appointment of Gary Hoffman as Chief Executive, Ron Sandler became Non-Executive Chairman on 1 October 2008. Reflecting this change in role, and with regard to the ongoing responsibilities and requirements of the role, his fee has been set at £350,000 per annum. At the discretion of the Remuneration Committee, he will be eligible for a bonus when the Company is successfully returned to private ownership.

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2008, the Summary of the Proposed Business Plan and the Shareholder Relationship Framework Document, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, difficulties with computer systems, legislative, fiscal and regulatory developments and changes, changes in customer preferences, competition and other factors.

All forward-looking statements in this press release are based on information available to Northern Rock as of the date hereof. All written or oral forward-looking statements attributable to Northern Rock or any person acting on behalf of Northern Rock are expressly qualified in their entirety by the foregoing.

Other than in accordance with its legal or regulatory obligations, neither Northern Rock nor anyone acting on its behalf undertakes any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

LAR 15 OCT 08

Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 284 8470
DX 60350 Gosforth 2

RECEIVED
2008 OCT 22 P 4:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission July to September 2008

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Half Yearly Results dated 5 August, 2008;
- Directorate Change dated 23 July, 2008;
- Directorate Change dated 5 August, 2008;
- Directorate Change dated 7 August, 2008;
- Directorate Change dated 27 August, 2008;
- Directorate Change dated 18 September, 2008;
- Notice to Noteholders dated 16 July, 2008;
- Notice to Noteholders dated 8 August, 2008;
- Notice to Noteholders dated 26 September, 2008;
- Notice to Noteholders dated 3 July, 2008;
- Form 288a Appointment of Director dated 5 August, 2008;
- Form 288a Appointment of Director dated 5 August, 2008; and
- Form 288b Appointment of Director dated 7 September, 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

L A Rawcliffe.

L-A RAWCLIFFE
Assistant Director – Funding and Liquidity

Enc.

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

AND

DOCUMENTATION FILED WITH COMPANIES HOUSE

2008

(JULY TO SEPTEMBER)

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2008

(JULY TO SEPTEMBER)

NORTHERN ROCK PLC

RECEIVED

2008 OCT 22 P 4:45

REGULATORY ANNOUNCEMENTS
2008
(JULY TO SEPTEMBER)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding		ASAP but no later than the close of the business day following receipt of information by Northern Rock	DTR 3.1.4
2.	Holding(s) in Company		ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7 and DTR 5.1
3.	Notice of Meetings, Circulars and Ancillary Documents		ASAP once issued	LR 9.6.1, 2 and 3
4.	Annual Report & Accounts		ASAP and within 4 months of end of financial period to which they relate	DTR 4.1
5.	Preliminary Results		ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7 A.1
6.	Interim Results	5 August 2008	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements		ASAP	DTR 2.2
8.	Notification of Resolutions post Meeting		ASAP after Meeting	LR 9.6.18
9.	**Miscellaneous** Directorate Change	23 July 2008 5 August 2008 7 August 2008 27 August 2008 18 September 2008	ASAP and in any event by the end of the business day following the decision or receipt of notice about the change in the Company	LR 9.6.11
10.	Issue of Debt		ASAP	LR 9.6.4
11.	Notice of Early Redemption		ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update		20 working days after the publication of the annual financial statements	PR 5.2

13.	Notification of Stabilisation		Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms		As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular		As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular		N/A	N/A
17.	Voting Rights and Share Capital			Transparency Directive 5.6.1
18.	Tender Offer		N/A	N/A
19.	Notice to Noteholders	16 July 2008 8 August 2008 26 September 2008 3 July 2008	37 days prior to coupon payment 30 days prior to coupon payment	EMTN Programme Documentation USMTN Programme Documentation RCI/TONs Documentation

Key

"CA" means the Companies Act 1985 and 2006.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Regulatory Announcement

Go to market news section

Company	Northern Rock PLC
TIDM	85HX
Headline	Half Year Results
Released	07:30 05-Aug-08
Number	6351A07

RNS Number : 6351A
Northern Rock PLC
05 August 2008

NORTHERN ROCK PLC

HALF YEAR RESULTS

6 MONTHS ENDED 30 JUNE 2008

HIGHLIGHTS

Bank of England Loan

- Net borrowings provided by the Bank of England have reduced by £9.4 billion to £17.5 billion, compared with £26.9 billion at the end of December 2007 and are ahead of the business plan
- The balance of £17.5 billion represents amounts outstanding to the Bank of England of £21.0 billion, less balances held for liquidity purposes at the Bank of England of £3.5 billion
- Bank of England loan to be novated to HM Treasury during the second half of 2008

Retail funding

- Net inflow of £3.7 billion in the first half of 2008
- Retail balances of £14.2 billion at 30 June 2008, compared with £10.5 billion at 31 December

2007 and £24.4 billion at 30 June 2007

Redemptions

- Cash inflows from redemptions of loans are ahead of Northern Rock's business plan
- Total redemptions of £16.2 billion in the first six months of 2008 (including £2.2 billion asset disposal)

Balance sheet reduction

- Total assets reduced to £99.0 billion at 30 June 2008, compared with £109.3 billion at 31 December 2007
- Loans and advances to customers reduced by £14.5 billion in the first half of the year to £84.4 billion

Earnings

- Under the business plan the Group is expected to be significantly loss making in 2008
- Loss before tax for six months to 30 June 2008 of £585.4 million - including various exceptional charges
- Underlying loss before tax of £176.3 million reflecting loan loss provisions, lower interest margins and reduced volume of new business

Capital

- Significant strengthening of the Company's capital base through conversion into Ordinary shares of HM Treasury

holding of £400 million of Preference shares as well as up to £3 billion of outstanding debt following novation of Bank of England loan to HM Treasury

- This capital restructuring will not involve any cash transfer and will be finalised subject to State aid approval

Organisation

- Key appointments made to leadership team
- Risk and control environment strengthened and debt management capabilities upgraded

Northern Rock Foundation

- Donation to The Northern Rock Foundation of £7.5 million in the first half of 2008, taking the total donated since 1997 to almost £200 million

CHAIRMAN'S STATEMENT

Northern Rock was taken into temporary public ownership on 22 February 2008. In the following weeks, a business plan (the "Plan") was developed that was approved by HM Treasury on 31 March 2008. This Plan was designed to deliver the Government's stated objectives of protecting UK taxpayers, maintaining financial stability and protecting consumers. It envisaged that Northern Rock, although significantly loss-making in 2008, would return to break-even in 2011 followed by progressive profit improvement thereafter. The Plan contained a number of key targets, including repayment of the Bank of England loan by the end of 2010, release of the Government guarantee arrangements (subject to FSA requirements) during 2011, and the creation of a smaller, profitable

bank capable of returning to private ownership in due course.

To achieve the Government's stated objectives, Northern Rock set out four strategic priorities in its Plan:

- Repay the facilities provided by the Bank of England;
- Build a stand-alone funding and capital position;
- Align the organisation and operations of Northern Rock to reflect the new commercial strategy; and
- Strengthen the risk and control environment.

The period since 22 February has been one of intense activity at Northern Rock, and I am pleased to report that good progress has been made on all of these key priorities. Net of liquidity deposits held at the Bank of England of £3.5 billion, amounts outstanding to the Government have been reduced by £9.4 billion since the start of the year, which is considerably ahead of Plan; the retail deposit base has grown and the Company has successfully re-entered the wholesale markets; operational restructuring is well advanced; both the management team and the Board have been bolstered by key new appointments; and the risk procedures in the Company have been substantially overhauled.

However, the external environment has deteriorated and the consequences of this for Northern Rock are increased credit losses. Following a review in July of the Company's ongoing regulatory capital requirements, HM Treasury has committed to a significant strengthening of the Company's capital base. This will not involve any cash transfer to Northern Rock and will be provided by HM Treasury through conversion into Ordinary shares of both its holding of £400 million of Preference shares as well as up to £3 billion of outstanding debt, following transfer of the Bank of England loan to HM Treasury. This capital restructuring will be finalised, following a further review of the Plan and subject to

approval by the European Commission of the application for State aid.

With this balance sheet strengthening, Northern Rock is well placed to press ahead with delivery of the Plan. While the losses reported today are likely to continue as the restructuring proceeds and as the credit environment remains difficult, I am confident that the foundations have been well laid for recovery and return in due course to private ownership.

Progress against Plan

Bank of England Facilities

The Company is currently well ahead of its loan repayment target having, on a net basis, reduced the amount outstanding to the Bank of England by £9.4 billion to £17.5 billion at 30 June 2008 (from £26.9 billion at 31 December 2007). This represents a 35% reduction in the debt facilities (net of liquidity deposits held at the Bank of England) in the first six months of 2008 and is already approaching £3 billion ahead of the 25% repayment target originally set for the whole of the year. This strong performance reflects the Company's success in redeeming loans in the first half of the year.

The Plan is not without challenges, not least in relation to the Company's ongoing ability to redeem loans at the required pace given external market factors, but the experience so far is encouraging. The agreement reached with Lloyds TSB in June to offer its mortgage products to selected maturing borrowers should assist Northern Rock to continue to meet its maturity redemption target of 60% in the second half of the year. As anticipated in the Plan, it is the higher quality end of the loan book that is most easily able to re-mortgage with other lenders; this is contributing

to the deterioration in the average quality of the Company's credit portfolio, although this still remains within planned parameters.

Funding and new lending

Retail deposits have grown by £3.7 billion over the last six months, from £10.5 billion to £14.2 billion, although this is still substantially below the level at the same time last year. The majority of the growth in retail deposits in the first half of 2008 was achieved at the start of the period, and net inflows have slowed notably following the introduction in March of the Company's Competitive Framework, designed to minimise competitive distortions arising from the Government guarantees. Northern Rock is determined not to take unfair advantage of its Government support and has maintained a rigorous adherence to the Framework, which imposes considerable constraints on how the Company competes. The Board remains satisfied that an appropriate balance continues to be struck between the desire to minimise competitive distortions, and the need to create a sound, sustainable retail funding profile.

In July, the Company successfully re-entered the wholesale funding markets, albeit in modest amounts. This represents a further important step in rebuilding Northern Rock's funding franchise.

New lending in the first half of the year was below the levels anticipated in the Plan, reflecting the slowdown in the housing market and a cautious approach to the quality of lending that Northern Rock is pursuing. The level of new lending is expected to increase modestly in the second half of the year, while remaining significantly below the Company's historic levels.

Organisation

A central element of the Plan is the restructuring of the Company leading to a reduction in staff numbers of approximately 2,000 over the next three years. The statutory 90 day collective consultation period with our staff concluded at the end of July and individual discussions are underway with all affected employees. This has been a challenging process, and inevitably one which is highly unsettling for the organisation. Nevertheless, the Company remains on track to conclude this process and achieve the necessary reductions in line with the Plan.

The engagement with Unite and other employee representatives has been constructive throughout and it is looking increasingly likely that the downsizing will be achieved with around 800 compulsory redundancies. The final figure will be subject to a number of existing members of staff, who are currently in jobs that will no longer exist, agreeing to stay on in new roles created within the restructured Company. It is pleasing to note that during this challenging period, the Company has continued to operate normally and high standards of customer service have been maintained throughout.

A determination to support all affected staff as fully as possible has been at the core of this process and appropriate outplacement services have been put in place for those who will be leaving the Company. The assistance of One NorthEast and other members of the Northern Rock Response Group has been invaluable, and the Company is indebted to these organisations for all of their efforts.

Strengthening the leadership team has been another key objective and in this regard, I am delighted with the appointment of Gary Hoffman who will take over as Chief Executive from 1 October. Gary's capabilities, experience and personal qualities will be invaluable in the years ahead. His appointment is complemented

by additional outstanding new recruits into key executive positions in the Company: Rick Hunkin as Chief Risk Officer, Richard Smelt as HR Director and Andy Tate as Director of Debt Management. These appointments serve to strengthen considerably the senior leadership team of Northern Rock.

When the appointment of Gary Hoffman as Chief Executive takes effect in October, I shall relinquish my executive role and revert as planned to being a Non-Executive Chairman.

Risk and control environment

Alongside the recruiting activities, wide-ranging changes have been made to the management structure and processes within the Company, with a particular focus on improving decision-making effectiveness and strengthening the risk and control environment in the business. The Company has also embarked on a programme to upgrade its debt management capabilities, with significant investments in both people and technology. Staff numbers in debt management are planned to increase from 185 to around 500 over the course of the year and, as the housing market continues to be challenging, this will assist Northern Rock in dealing with its customers effectively and fairly during this difficult period.

Steps have also been taken to strengthen the Board, with the appointments of Kent Atkinson and Richard Coates as non-executive Directors. Both bring considerable experience in banking finance, and the management and control of risk.

Financial performance and capital position

While the Company's performance against its strategic priorities is

encouraging, there remain a number of areas of concern. Most significantly, the deterioration in the housing market and the broader economic environment, coupled with the evident stresses on household budgets as a result of rising food and fuel prices, have put pressure on the Company's loan books. Residential arrears over 3 months have more than doubled since the start of the year to 1.18% at the end of June, and the higher LTV end of the book is particularly exposed to housing market deterioration. Whilst this increase is partly attributable to the Company tightening the application of its arrears capitalisation policy and the shrinking of the mortgage book, the underlying trend is all too evident. The impact is also being felt on possessions. The number of properties in possession grew from 2,215 at the start of the year to 3,710 by the end of June.

As indicated in the Plan, the Company was expected to make a substantial loss in 2008. Actual performance in the first six months of 2008 shows a statutory loss before tax of £585.4 million. On an underlying basis, excluding various exceptional costs (including restructure costs, provisions against treasury assets, the volatility associated with changes in fair values and hedge ineffectiveness and recognition of the rebate on interest and fees which is subject to State aid approval), the loss before tax reduces to £176.3 million. The primary reasons for this underlying loss were lower net interest income reflecting the Company's current funding mix, higher loan loss impairment provisions and lower non-interest income reflecting much lower levels of new business.

The deterioration in market conditions, particularly the downturn in the housing market, and the need to ensure an adequate regulatory capital position throughout the period of State aid and temporary public ownership, have led to the need to strengthen the

capital position of the Company.

HM Treasury has committed to reinforce the Company's capital base through conversion into Ordinary shares of its holding of £400 million of Preference shares and swapping up to £3 billion of the outstanding debt into equity (following the planned transfer of the Bank of England loan to HM Treasury). These measures will not involve any cash transfer to Northern Rock. This restructuring will be finalised following a further review of the Plan and will be implemented subsequent to State aid approval.

These actions to be taken to improve the regulatory capital position of the Company will not change the Government's net cash exposure to Northern Rock. We continue to envisage that the Government loan facilities will be repaid before the end of 2010, in line with the Plan. This is after the deduction of any amount converted under the debt for equity swap.

Employees

In what has undoubtedly been a most difficult time for Northern Rock's employees, I wish to thank all members of staff and applaud their maintenance of the highest levels of customer service and professionalism. Their drive to succeed and standards of performance have been exemplary throughout.

I wish to pay particular tribute to Andy Kuipers, who will be stepping down from his position as Chief Executive at the end of August. Andy took on the role in the most challenging of circumstances and his performance has been admirable. On behalf of his Board colleagues, I would like to thank him for all he has contributed to Northern Rock over the past twenty years.

OPERATIONAL PERFORMANCE

Introduction / Description of Business

Northern Rock's core business is secured residential lending, which comprises over 90% by value of loans to customers. The balance of loans to customers includes a portfolio of personal unsecured loans and a small portfolio of secured commercial loans.

Market Conditions

The UK residential mortgage market slowed in the first half of 2008, with gross residential lending of £149 billion, compared with £178 billion in the equivalent period in 2007. Net residential lending also slowed to £30 billion in the first six months of the year compared with £54 billion in the equivalent period in 2007. Mortgage market conditions reflect the reduced appetite of UK lenders for providing new mortgage lending due to the significant disruption and uncertainty in the funding markets. Housing transactions have also slowed noticeably over the last 12 months, and house prices have shown annualised falls in value of 5%-6% to the end of June 2008.

Loans to Northern Rock Customers

An analysis of changes to each loan portfolio is set out in the following table:

	Residential £m	Commercial £m	Unsecured £m	Total £m
2008 1st Half				
Gross lending	1,882	2	69	1,953

Net lending	(13,309)	(17)	(966)	(14,292)
Closing balances	77,362	299	6,330	83,991
2007 Full Year				
Gross lending	29,494	245	2,512	32,251
Net lending	13,306	(1,270)	175	12,211
Closing balances	90,778	316	7,351	98,445
2007 2nd Half				
Gross lending	12,060	57	808	12,925
Net lending	3,237	(522)	(379)	2,336
Closing balances	90,778	316	7,351	98,445
2007 1st Half				
Gross lending	17,434	188	1,704	19,326
Net lending	10,069	(748)	554	9,875
Closing balances	87,495	818	7,829	96,142

Note: Gross and net lending represent net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments. Net movements include asset disposals where

appropriate.

At 30 June 2008, 92.1% by value of loans to customers (excluding unsecured investment loans) were residential secured loans (31 December 2007 - 92.2%), 0.4% commercial secured loans (31 December 2007 - 0.3%) and 7.5% within personal unsecured portfolios (31 December 2007 - 7.5%). Lending volumes in the first half of 2008 reflect the Company's Plan which is to reduce the size of the balance sheet in order to repay the loan from the Bank of England.

Residential Lending

In the first six months of 2008 gross residential lending was £1,882 million (2007 first half - £17,434 million), reflecting the Company's diminished appetite for new mortgages as it focuses on reducing the size of the balance sheet, whilst maintaining a presence in the mortgage market. As mortgage redemptions have increased in order to repay the loan from the Bank of England, this has led to a reduction in the size of the residential mortgage book from £90.8 billion at the end of 2007 to £77.4 billion at the end of June 2008.

Residential redemptions in the first six months of the year were £15.2 billion (including asset disposals), compared with £7.4 billion in the first half of 2007. Residential redemptions fall into two distinct categories: redemptions which occur following the end of a product incentive period (maturity redemptions), and redemptions which are separate from the product cycle (non-maturity redemptions). Since the implementation of the Plan, maturity redemptions have been running at levels higher than

anticipated as customers who have come to the end of their product period have remortgaged to other lenders. Non-maturity redemptions have been running at lower levels than anticipated primarily as a result of the slowdown in the housing market reducing the number of home-mover redemptions.

In order to assist Northern Rock customers who reach the end of their current mortgage product move to a new mortgage lender, the Company entered into a three year agreement with Lloyds TSB in June 2008, under which Northern Rock will write to maturing customers who qualify, providing them with the opportunity to apply for a Lloyds TSB mortgage product as one of their options.

The following is an analysis of the secured residential mortgage book at the relevant date:

	30 June 2008	**31 December 2007**	**30 June 2007**
Number of accounts (000s)	662	777	782
Product type (%)			
Standard	67	67	67
Together	26	24	24
Lifetime	-	3	3
Buy to Let	7	6	6
Geographic spread (%)			
North	16	15	16
Scotland / Northern Ireland	10	10	10
Midlands	26	25	25
South	48	50	49

Indexed loan to value (%)	62	60	59

The Lifetime mortgage portfolio (comprising products aimed at homeowners aged 60 and over who wished to utilise equity in their homes to enhance their lifestyle) was sold to JP Morgan in January 2008 at a premium of 2.25% to the balance sheet value. The proceeds of this sale of approximately £2.3 billion were used to reduce the level of the loan with the Bank of England.

In February 2008, the Together products (which combined a secured loan and an unsecured loan at one interest rate) were withdrawn from Northern Rock's new loan product range in line with other mortgage lenders withdrawing equivalent products.

Unsecured Lending

Northern Rock's personal unsecured credit portfolios comprise the unsecured element of Together lending and standalone unsecured loans not linked to a residential mortgage. An analysis of movements on the separate elements of the unsecured portfolios is shown in the following table:

	Standalone Unsecured £m	**Together Unsecured £m**	**Total £m**
2008 1st Half			
Gross	28	41	69
Net	(726)	(240)	(966)
Closing Balances	3,237	3,093	6,330
2007 Full Year			
Gross	1,492	1,020	2,512

Net	(241)	416	175
Closing Balances	3,980	3,371	7,351
2007 2nd Half			
Gross	391	417	808
Net	(473)	94	(379)
Closing Balances	3,980	3,371	7,351
2007 1st Half			
Gross	1,101	603	1,704
Net	232	322	554
Closing Balances	4,497	3,332	7,829

Both the standalone and Together unsecured loan portfolios have reduced in size in the first half of the year following the withdrawal of these products in the first quarter of 2008. These portfolios will continue to run-off over time.

Commercial Lending

Following the sale of the majority of the commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited between June and October 2007, Northern Rock's commercial loan portfolio totalled £0.3 billion at 30 June 2008 (31 December 2007 - £0.3 billion). The Company has ceased offering new commercial loans and the book will run-off over time.

Credit Quality and Loan Loss Impairment

Arrears

The arrears position of each of the Company's main personal loan portfolios based upon the number of accounts over three months in arrears is set out in the table below:

	CML residential average	Northern Rock residential	Non-Together residential	Together secured residential	Together unsecured
30 June 2008	1.21%	1.18%	0.80%	2.14%	2.06%
31 December 2007	1.10%	0.45%	0.28%	0.95%	1.12%
30 June 2007	1.05%	0.38%	0.26%	0.73%	0.89%

Source: Northern Rock and Council of Mortgage Lenders (CML)

Note: CML figure for 2008 is as at 31 March 2008, being the latest available data

The 2007 arrears numbers have been restated to reflect the CML basis of arrears reporting, which is for loans greater than three months in arrears, whereas previously Northern Rock has reported loans equal to and greater than three months in arrears.

The percentage residential arrears expressed as a percentage of the total number of residential mortgage customer accounts are as follows:

	30 June 2008		**30 June 2007**	
	Cases	**%**	**Cases**	**%**
Over 3 - 6 months	5,605	0.85	1,593	0.20
Over 6 - 12 months	1,966	0.30	1,317	0.17
Over 12 months	225	0.03	46	0.01

Total	7,796	1.18	2,956	0.38

Total residential accounts (including both Together and non-Together loans) over three months in arrears at 1.18% were significantly higher than the equivalent figure of 0.45% at the end of 2007. This increase has been due to a number of factors. The more difficult economic and market conditions have led to an increase in defaults which, in Northern Rock's case, has been exaggerated by the 15% reduction in the size of the Company's mortgage book and the sale of the Company's Lifetime portfolio which had nil arrears. In addition, as announced in the trading statement in May 2008, Northern Rock has strengthened its procedures regarding mortgage arrears capitalisation. The Company's general policy to capitalise any outstanding amounts in arrears following receipt of three consecutive full monthly payments remains unchanged. However, the Company no longer applies any discretion to capitalise amounts in arrears when the borrower has made less than three monthly payments. These revised procedures have contributed to the increase in arrears reported in the first six months of the year.

At 30 June 2008, properties in possession totalled 3,710, representing 0.56% of accounts, compared with 2,215 (0.29%) at the end of 2007. This increase is in line with the Company's policy of rapid movement towards recovery where it is clear the borrower will not maintain payments.

Arrears over three months within the unsecured portfolios also increased due to the background economic environment and the contraction in the size of the books. Together unsecured arrears increased to 2.06% (31 December 2007 - 1.12%) and standalone unsecured arrears increased to 2.00% (31 December 2007 -

1.45%).

Over the next few years as the size of the balance sheet reduces, the Company must actively manage the credit quality of the loan books, especially given the difficult mortgage market conditions and the associated challenges for some borrowers (for example those with higher loan to values) of moving to a new lender.

Loan Loss Impairment

The charge for customer loan loss impairment in the first half of 2008 amounted to £191.6 million, compared with £56.8 million in the first half of 2007 and £182.9 million in the second half of 2007.

Loan loss impairment provisions and coverage are set out in the following table:

	Residential	Commercial	Unsecured	Total
30 June 2008				
Impairment provisions, £m	124.0	1.5	226.3	351.8
% of closing balances	0.16%	0.50%	3.45%	0.42%
31 December 2007				
Impairment provisions, £m	63.7	0.7	178.6	243.0
% of closing balances	0.07%	0.22%	2.37%	0.25%

The increases in impairment charge and

impairment provisions reflect both the increases in default rates and the deterioration in anticipated recoveries due to reductions in house prices.

Treasury Investments

Treasury investments, which comprise cash and balances with central banks, loans and advances to banks, investment securities and unsecured investment loans, represented 11.4% of Northern Rock's balance sheet at the end of June 2008, compared with 7.3% at the end of December 2007. Investment securities comprise available for sale securities and assets held at fair value through the income statement. The credit ratings of treasury investments were as follows:

Credit Rating	30 June 2008 %	30 June 2007 %	31 December 2007 %
Central Banks	31.6	4.7	2.4
AAA	26.6	30.3	44.1
AA	20.0	30.7	22.3
A	14.1	28.0	21.5
BBB	5.8	5.2	7.4
Other	1.9	1.1	2.3
Total	100.0	100.0	100.0

Holdings of capital notes (before impairments) in Structured Investment Vehicles (SIVs) totalled £327 million at the end of June 2008 (31 December 2007 - £327 million). These SIV investments are classified as loans and receivables and are carried at cost but are subject to a test for impairment on a case by case basis, including whether committed funding is in place and taking into account the net asset value (NAV) of each SIV. In addition to the impairment charge of £232.2 million that was made in 2007, a further impairment charge of £46.6 million has been made in relation to this investment portfolio, which is reflected in the half year financial statements.

AFS assets are valued using quoted market prices wherever these are available. For assets where such prices are not available (e.g. for many asset backed securities) market prices are obtained from leading investment banks.

The Company's portfolio of US$ collateralised debt obligations (CDOs), before impairments and converted to sterling, amounted to £196.0 million at the end of June 2008 (31 December 2007 - £195.5 million). An impairment provision of £23.8 million has been made against this portfolio in the first half of the year (£178.3 million in 12 months to December 2007). In addition, a mark to market reduction the in value of this portfolio of £4.3 million has been recorded within the available for sale (AFS) reserve (31 December 2007 - £11.2 million).

In addition to the review of the Company's US$ CDOs, a review of all other AFS assets has been undertaken and, while these have seen market price falls, these falls are considered to be due to wider credit spreads and liquidity shortages rather than the performance of the underlying assets. Consequently, no provision for impairment is considered necessary against these assets. The fair value of AFS assets in total are recorded on the balance sheet at £5.1 billion (31 December 2007 - £6.0 billion).

The current holding value as a % of book value of the Company's AFS securities is as follows:

Price Range	30 June 2008 %	30 June 2007 %	31 December 2007 %
100+	3.7	39.8	20.9
80 - 100	89.0	60.2	78.0
60 - 80	7.1	0.0	0.7
< 60	0.2	0.0	0.4
Total	100.0	100.0	100.0

Included within AFS assets are £59 million nominal value of residential mortgage backed securities with exposures to US sub-prime and Alt-A loans, with a carrying value of £54 million. These securities are all rated AAA, and have no underlying exposures originated later than 2005. The Company also has exposure to commercial mortgage backed securities with a nominal value of £418 million and a carrying value of £380 million. Of these, only £18.5 million is rated below A. The exposures are highly seasoned and include no US transactions. Northern Rock does not have any direct exposure to the leveraged finance market but does have

some indirect exposure through the Collateralised Loan Obligation (CLO) market. At 30 June 2008, the exposure was to a nominal value of £514 million with a carrying value of £436 million. Of the nominal exposure only £7.2 million is rated below A.

Funding

Northern Rock traditionally had four funding arms comprising wholesale funding, securitisation, covered bonds and retail deposits. In addition to these sources of funding, in September 2007 the Company arranged a loan facility with the Bank of England.

Flows of each funding channel and closing balances are shown in the following table:

	Retail £m	Wholesale £m	Securitisation £m	Covered Bonds £m	Bank of England £m
2008 1st Half					
Net flow	3,680	(2,112)	(6,501)	-	(5,967)
Closing balances	14,197	10,775	37,657	9,403	20,963
2007 Full Year					
Net flow	(12,168)	(11,695)	1,744	2,194	26,930
Closing balances	10,469	11,472	43,070	8,938	26,930
2007 2nd Half					
Net	(13,902)	(14,204)	(4,104)	-	26,930

flow					
Closing balances	10,469	11,472	43,070	8,938	26,930
2007 1st Half					
Net flow	1,734	2,509	5,848	2,194	-
Closing balances	24,350	26,710	45,698	8,105	-

Note: Net flows represent net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments. Bank of England funding excludes open market repo funding.

Retail
Retail funding in the first six months of the year comprised a net inflow of £3.7 billion, compared with a net outflow of £13.9 billion in the second half of 2007.

Closing retail balances comprised:

	30 June 2008 £m	**30 June 2007 £m**	**31 December 2007 £m**
Branch accounts	3,045	5,597	3,035
Postal accounts	5,995	9,943	4,351
Internet accounts	3,560	4,130	1,531
Offshore accounts	1,199	3,775	1,088
Telephone accounts	152	441	181
Legal & General branded accounts	246	464	283
Total retail balances	14,197	24,350	10,469

In March 2008, the Company announced its intention to close the retail funding operation in Denmark, which has been completed

during the first half of the year and is reflected in the movements within offshore accounts balances. The offshore retail funding operations in Ireland and Guernsey remain in place.

Northern Rock has complied at all times with the commitments set out in its Competitive Framework, subsequent to its publication in March 2008. This Framework commits Northern Rock to:

- Not promote the Government guarantees
- Not sustain a prolonged presence as market leader
- Maintain market shares well below historic levels
- Achieve competitive differentiation through service and innovation
- Treat customers fairly and regularly monitor and review adherence to the Framework

At 30 June 2008, retail funding represented 15.3% of funding balances (31 December 2007 - 10.4%). In the medium term the Company plans to achieve a funding mix with retail representing approximately 50% of funding balances.

Wholesale

Wholesale funding balances continued to reduce during the first half of 2008 in line with contractual maturities, following the significant reduction in balances during the second half of 2007. Northern Rock will seek to raise limited amounts of new funding through this channel in the second half of the year, with the intention of gradually increasing wholesale funding balances.

Securitisation

Securitisation is the process whereby Northern Rock, through the Granite programme, has raised wholesale funding secured on a segregated pool of mortgage assets. These assets are held in special purpose entities (SPEs) set up for this purpose, which are fully consolidated in Northern Rock's financial statements. Northern Rock retains an economic interest in the SPEs through a combination of subordinated loans and profit retained in the SPEs. Borrowings secured on this pool of mortgages may not be repaid from any source other than the proceeds of those mortgages within the pool. In order to maintain this funding structure, Northern Rock periodically sells further mortgages to the SPEs when necessary.

Securitisation balances outstanding reduced to £37.7 billion at 30

June 2008 (31 December 2007 - £43.1 billion) as a result of note repayments made during the period. No new Granite notes were issued in the first half of 2008.

The notes of Granite issue 07-3, which were issued in the second half of 2007 to be used as collateral for loans from the Bank of England, were redeemed during the first half of 2008.

At 30 June 2008, securitised notes represented 40.5% of funding balances (31 December 2007 - 42.7%).

Covered Bonds
Covered bonds are secured by a pool of ring-fenced residential mortgages. In the first half of 2008 no additional funds were raised through this programme, and no capital repayments fell due. Changes in the reported value of outstanding covered bonds reflect exchange rate movements in the first half of 2008.

At 30 June 2008, covered bonds represented 10.1% of funding balances (31 December 2007 - 8.9%).

Bank of England Facilities
As of 30 April 2008, the structure of the Bank of England facilities was amended. The amendments included making a committed reserve facility available to Northern Rock, and also resulted in a number of deposit accounts being established for Northern Rock to lodge funds with the Bank of England for day-to-day liquidity purposes, rather than providing the Company with a revolving loan facility as was assumed in the original Plan. To ensure consistency in its external reporting of progress on repayment of the loan following these amendments, the Company will report on a net basis i.e. gross loan outstanding less liquidity deposits held with the Bank of England. On this basis the net loan amount has reduced by £9.4 billion in the first half of the year.

	30 June 2008 £bn	**31 December 2007 £bn**
Amount due to Bank of England	21.0	26.9
Liquidity deposit accounts with Bank of England	(3.5)	-
	17.5	26.9

The cost of the Bank of England net funding and HM Treasury guarantees will be revised once approval for State aid is granted by the European Commission. This revision will be back-dated to 1 April 2008 with a retrospective adjustment made when State aid is approved. If the post State aid approval basis of charging had been

applied in the first half of 2008 the reported loss before tax would have been reduced by £64.0 million.

It is anticipated that the Bank of England loan facilities will be novated to HM Treasury during the second half of 2008.

-

-

FINANCIAL PERFORMANCE

The summary income statement for the six months to 30 June 2008 and 2007 and the 12 months to 31 December 2007 is as follows:

	Six months to 30 June		Full Year
	2008 £m	**2007 £m**	**2007 £m**
Net interest income	(51.9)	392.6	761.4
Other income	12.6	127.5	(39.0)
Total income	(39.3)	520.1	722.4
Administrative expenses	(134.8)	(152.4)	(276.1)
Exceptional expenses	(165.6)	-	(127.2)
Donation to the Northern Rock Foundation	(7.5)	(14.8)	(14.8)
Total expenses	(307.9)	(167.2)	(418.1)
Impairment charges on loans and advances	(191.6)	(56.8)	(239.7)
Impairment charges on unsecured investment loans	(46.6)	-	(232.2)
(Loss) / profit before taxation	(585.4)	296.1	(167.6)
Taxation	19.9	(88.0)	(31.4)
(Loss) / profit for the year	(565.5)	208.1	(199.0)
Attributable to:			
Appropriations	26.7	19.9	44.5
(Loss) / profit attributable to equity shareholders	(592.2)	188.2	(243.5)

Total	(565.5)	208.1	(199.0)

Total Income and Interest Margin and Spread

The following table shows net interest income, total income and interest ratios for 2008 and 2007:

	Six months to 30 June		**Full Year**
	2008 £m	**2007 £m**	**2007 £m**
Net interest income	(51.9)	392.6	761.4
Other income	12.6	127.5	(39.0)
Total income	(39.3)	520.1	722.4
Interest margin (as reported)	(0.13)%	0.70%	0.70%
Interest spread (as reported)	(0.33)%	0.53%	0.52%
Interest margin (underlying)	0.19%	0.86%	0.73%
Interest spread (underlying)	0.00%	0.68%	0.55%

Note: Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments. For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

Underlying interest margin (which primarily excludes hedge accounting ineffectiveness and reflects the potential impact of State aid approval) at 0.19% and underlying interest spread at 0.00% for the six months to 30 June 2008 compare with 0.73% and 0.55% respectively for the 12 months to 31 December 2007. The reductions primarily reflect higher funding costs due to the Bank of England funding being charged at a premium rate higher than the average cost of other funding.

The table below shows an analysis of other income:

	Six months to 30 June		**Full Year**
	2008 £m	**2007 £m**	**2007 £m**

Net fee and commission income	13.4	80.5	137.4
Other operating income	0.4	0.8	1.3
(Losses) / gains on available for sale securities	(17.8)	37.9	(136.6)
Gains on disposal of loan books	39.3	17.8	23.8
Net trading expense	(22.7)	(9.5)	(64.9)
Total other income	12.6	127.5	(39.0)

Net fee and commission income, which mainly comprises valuation commission, commission income generated on sales of third party products such as building and contents and payment protection insurance less third party administration fees not included within net interest income, has reduced in line with significantly lower levels of new business.

(Losses) / gains on available for sale securities in the first half of 2008 comprised a charge of £23.8 million in relation to impairments on US$ CDOs, compared with a charge of £178.3 million for the full year 2007 (2007 first half charge - nil). This charge was partially offset by realised gains on AFS securities sold in the first half of the year of £6.0 million (2007 first half - £37.9 million, 2007 full year - £41.7 million).

The gains on the disposal of loan books in the first half of 2008 represented the profit realised on the sale of the Lifetime mortgage portfolio to JP Morgan. The gains on disposal of loan books in 2007 represented the profit realised on the sale of the secured commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited.

Net trading expense includes gains on fair value movements on derivatives not in designated hedge accounting relationships of £1,226.0 million (2007 first half - loss of £536.3 million, 2007 full year - gain of £998.4 million), offset by cross-currency exchange rate losses of £1,219.7 million (2007 first half - gain of £526.1 million, 2007 full year - loss of £1,045.2 million). These are covered in more detail below within the narrative on hedge ineffectiveness. In addition, within net trading expense is a negative movement in the fair value of treasury investment securities designated as "held at fair value through the income statement" amounting to £29.0 million net of income received on these instruments (2007 first half - gain of £0.7 million, 2007 full

year - loss of £18.1 million).

Hedge Ineffectiveness

Volatility in reported results arises from hedge ineffectiveness on derivative instruments that hedge risk exposure on an economic basis. Such accounting volatility, which will offset over time, arises due to accounting ineffectiveness on designated hedges or because hedge accounting has not been adopted or is not achievable on certain transactions. The Company manages its risk exposures on an economic basis and does not include accounting hedge ineffectiveness in the assessment of its operating performance or in assessing the effectiveness of its derivative positions in any one financial period.

An analysis of hedge ineffectiveness and other fair value gains and losses is set out below:

	Six months to 30 June		Fu
	2008 £m	2007 £m	
Fair value hedge ineffectiveness	(84.6)	(22.8)	
Cashflow hedge ineffectiveness	0.2	(3.9)	
Hedge ineffectiveness included within interest margin	(84.4)	(26.7)	
Fair value movements on hedging derivatives	1,226.0	(536.3)	
Cross-currency movements	(1,219.7)	526.1	(
	6.3	(10.2)	
Total hedge ineffectiveness and other fair value gains and losses	(78.1)	(36.9)	
Interest implicit in forward foreign exchange contracts	-	22.9	
	(78.1)	(14.0)	

Northern Rock enters into derivative financial instruments for economic hedging purposes. Some of these are designated and accounted for as IAS 39 compliant fair value or cash flow hedge

relationships. Where effective fair value hedge relationships can be established, the movement in the fair value of the derivative instrument is offset in full or in part by opposite movements in the fair value of the instrument being hedged. Any ineffectiveness arising from different movements in fair value will offset over time. Ineffectiveness is included within interest income or expense, as appropriate.

Where derivatives are economically effective for hedging purposes but cannot be included within effective IAS 39 compliant accounting hedge relationships, the movement in their fair value is recorded within net trading expense. These are also excluded from management's view of operational performance as these fair value adjustments are not realised in the current accounting period. The same treatment applies to the revaluation at each balance sheet date of economically hedged foreign currency assets and liabilities.

Hedge ineffectiveness has increased in the first half of 2008 partly as a result of a dislocation in LIBOR rates in the one to three month period, where three month rates have been significantly higher than one month rates. This has led to significant volatility in the valuation of derivative instruments which in turn has led to greater hedge ineffectiveness than previously experienced.

In the first half of 2008, Northern Rock ceased using forward foreign exchange contracts to hedge retail and wholesale currency exposures, and therefore the interest implicit in such contracts within underlying interest margin was negligible. Due to the reduction in balances of non-sterling retail and wholesale funding, these exposures can be matched with assets held in the same currency so they are naturally hedged.

Administrative Expenses

Total administrative expenses in the first half of 2008, excluding non-recurring expenses and the donation to The Northern Rock Foundation amounted to £134.8 million, compared with £152.4 million in the first half of 2007. This reduction reflects the significantly reduced levels of new business activity and reduced staffing levels. The depreciation charge was lower in the first half of 2008 compared with the first half of 2007 as a result of software write-offs in the first half of 2008.

Exceptional Expenses

Exceptional expenses of £165.6 million were incurred in the first half of 2008, compared with £127.2 million in the second half of 2007. These expenses represented professional fees and costs incurred as a result of the strategic review process implemented in the second half of 2007 and the development of the Company's business plan following the transfer to temporary public ownership in February 2008. These are analysed as follows:

	6 months to 30 June 2008 £m	**Full Year 2007 £m**
Provision for redundancy and associated costs	37.0	-
Professional fees incurred by the Company	21.6	21.2
Professional fees recharged by the Tripartite Authorities	10.8	12.5
Corporate advisory fees	4.2	2.5
Reimbursement of third party expenses relating to strategic review	8.7	5.1
Cost of staff withdrawals from Save As You Earn schemes	-	4.5
Accelerated charge on cancellation of share schemes	39.6	-
Other non-recurring administrative expenses	8.1	5.2
Non-recurring administrative expenses	130.0	51.0
Impairment charges on tangible and intangible fixed assets	35.6	76.2
Total exceptional expenses	165.6	127.2

In line with previous guidance provided in relation to the restructuring programme set out in the Plan, Northern Rock started the formal 90 day consultation period with Unite and other employee representatives in May 2008. Subject to the outcomes of

this consultation, staff numbers are likely to reduce by around 2,000 compared with 2007, with the majority of the reduction occurring in 2008.

The accelerated charge on cancellation of share schemes represents the charge to the income statement of all previously unexpensed costs required by IFRS 2 - Share-Based Payment on Cancellation of Staff Share Schemes, after the transfer of all shares in the Company to HM Treasury on 22 February 2008.

Social Responsibility - The Northern Rock Foundation

Since demutualisation in 1997, Northern Rock has donated 5% of pre tax profit to The Northern Rock Foundation. Such donations are used to support community and charitable causes mainly, but not exclusively, in the North East of England and Cumbria.

Following Northern Rock entering temporary public ownership, a commitment was made that the Foundation would receive at least £15 million per year in 2008, 2009 and 2010. In the first half of 2008 the amount donated was £7.5 million (2007 first half - £14.8 million). This results in almost £200 million having been donated since the Foundation's inception in 1997.

Further information on The Northern Rock Foundation is available on the Company's website.

Taxation

Based on a loss before tax of £585.4 million, the effective tax rate in the first half of 2008 was 3.40% of pre tax losses (30 June 2007 - effective rate of 29.71%). This credit is unusually low and is primarily due to not recognising a deferred income tax asset on current year tax losses. Even though the deferred tax asset has not been recognised for accounting purposes it will be available to reduce future taxable profits. As at 30 June 2008, the Company had £192 million of unrecognised deferred income tax assets to carry forward against future taxable profits.

	Six months to 30 June		**Full Year**
	2008 %	**2007 %**	**2007 %**
Expected effective tax rate	(28.49)	30.00	(30.00)
Deferred income tax asset not	24.32	-	33.23

recognised			
Exceptional, non-tax deductible costs	2.58	-	22.26
Current year recurring non-tax deductible costs / non-taxable income	0.31	0.17	(0.24)
Utilisation of previously unrecognised tax losses	-	(0.39)	(2.00)
Restatement of the group deferred tax liability from 30%	-	0.61	0.36
Net prior year adjustments	(2.12)	(0.69)	(4.87)
Effective tax rate	(3.40)	29.70	18.74

Reconciliation of Statutory and Underlying (Loss) / Profit Before Tax

As described above, management do not consider the volatility in reported income arising from hedge ineffectiveness in their assessment of operating performance of the Group in any one financial period and have historically reported underlying results together with statutory results. In addition, exceptional expenses, impairments on treasury assets and the estimated impact of State aid approval on the cost of Bank of England funding and HM Treasury guarantees are excluded from management's assessment of underlying results as set out in the following table:

	Six months to 30 June	
	2008 £m	**2007 £m**
Statutory (loss) / profit before tax	(585.4)	296.1
Adjustments:		
Hedge ineffectiveness	78.1	14.0
Impairments on treasury assets	70.4	-
Exceptional expenses	165.6	-
Realised gain on swaps	-	39.0
Net losses on changes in fair value of assets held at fair value	31.0	0.7
Impact of State aid approval on the cost of Bank of	64.0	-

England funding and HM Treasury guarantees		
Notional impact on covenant to The Northern Rock Foundation	-	(2.5)
Underlying (loss) / profit before tax	(176.3)	347.3

Capital

Capital resources have been negatively impacted by the reported loss in the first half of the year with regulatory core Tier 1 capital falling to £767.8 million at 30 June 2008 and total Tier 1 after deductions to £1,355.1 million.

The reduction in the level of total Tier 1 resources also has an impact on the level of allowable Tier 2 and innovative Tier 1 capital that can be included in capital resources. The combined effect of this is to exclude £477.5 million from total allowable capital resources.

As a result of these factors the Tier 1 ratio at 30 June 2008 was 5.1% (31 December 2007: 7.7%) and the total capital ratio 10.2% (31 December 2007: 14.4%).

The deterioration in market conditions will result in increased levels of credit losses, which will impact negatively on capital resources. In addition, although as the balance sheet reduces capital requirements should fall, this will in the short to medium term be offset by risk weighted assets increasing as a proportion of exposures as credit quality deteriorates.

These factors have led to the requirement to strengthen the capital resources of the Company. This is to be achieved by the conversion to Ordinary shares of the existing £400 million of Preference shares and up to £3 billion of the Bank of England loan following its planned novation to HM Treasury. Such conversion

will be finalised subject to State aid approval, and will significantly strengthen the Company's capital position.

At the Company's request, the FSA has agreed to waive the limits on use by the Company of Tier 2 capital. This will mean that all available Tier 2 capital will be included within capital resources without restriction for the purposes of meeting the Company's minimum regulatory capital requirements on a temporary basis until the recapitalisation of the Company following the obtainment of State aid approval or 31 December 2008 whichever is earlier.

Outlook

The outlook for the UK mortgage industry remains uncertain, despite the various actions from central banks to improve the functioning of the financial markets during the first half of 2008. Combined with testing conditions in the wider global economy, this environment presents Northern Rock with challenges, particularly in relation to the Company's targeted mortgage redemptions level and in managing the quality of its shrinking loan portfolios. However, against this backdrop Northern Rock's progress against its Plan is encouraging. The rate of balance sheet contraction and the repayment of the Bank of England loan facilities are currently ahead of Plan.

Northern Rock anticipates that State aid approval will be obtained in the second half of the year which will enable the recapitalisation of the Company to be completed. The restructuring and realignment of the Company is progressing satisfactorily and will result in an organisation better equipped to meet the demands of the future.

FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2008 (Unaudited) £m	2007 (Unaudited) £m

	Note		
Interest and similar income		2,967.0	3,190.5
Interest expense and similar charges		(3,018.9)	(2,797.9
Net interest income	2	(51.9)	392.6
Fee and commission income		35.7	103.7
Fee and commission expense		(22.3)	(23.2
Other operating income		0.4	0.8
(Losses)/gains on available for sale securities	3	(17.8)	37.9
Gains on disposal of loan books	4	39.3	17.8
Net trading expense	5	(22.7)	(9.5
		12.6	127.5
Total income		(39.3)	520.1
Exceptional administrative expenses		(130.0)	
Exceptional impairment charges on property, plant and equipment		(6.8)	
Provisions for onerous contracts		(1.7)	
Exceptional impairment charges on intangible assets		(27.1)	
	6	(165.6)	
Administrative expenses	6	(124.8)	(138.4
Depreciation and amortisation	6	(10.0)	(14.0
Covenant to The Northern Rock Foundation		(7.5)	(14.8
Operating expenses		(307.9)	(167.2
Impairment charges on loans and advances	7	(191.6)	(56.8
Impairment charges on unsecured investment loans	7	(46.6)	
(Loss)/profit before taxation		(585.4)	296.1
Income tax credit/(expense)		19.9	(88.0
(Loss)/profit for the period		(565.5)	208.1
Attributable to:			
Appropriations	8	26.7	19.9
(Loss)/profit attributable to equity shareholders		(592.2)	188.2
Total		(565.5)	208.1

Details of dividends are set out in note 9.

CONSOLIDATED BALANCE SHEET

	Note	30 June 2008 (Unaudited) £m	30 Jun 200 (Unaudite £
Assets			
Cash and balances with central banks	10	3,559.4	767
Derivative financial instruments		3,923.5	1,432
Loans and advances to banks		2,217.4	6,812
Loans and advances to customers	11	84,355.2	96,760
Fair value adjustments of portfolio hedging		(561.6)	(835.
Investment securities	12	5,165.8	8,119
Intangible assets		68.9	100
Property, plant and equipment		193.7	215
Current tax asset		3.2	
Deferred income tax asset		-	4
Retirement benefit asset		3.1	13
Other assets		30.4	33
Prepayments and accrued income		52.9	80
Total assets		99,011.9	113,506
Liabilities			
Loans from central bank	14	21,246.0	
Deposits by banks		1,517.6	3,683
Customer accounts	15	14,565.4	30,122
Derivative financial instruments		1,251.0	2,872
Debt securities in issue			
Securitised notes	16	37,657.1	45,697
Covered bonds	13, 16	9,402.7	8,104
Other	16	8,889.8	17,253
Other liabilities		63.2	141
Current taxation liabilities		-	62
Accruals and deferred income		895.9	928
Provisions for liabilities and charges		56.0	
Subordinated liabilities		1,249.8	1,069
Tier one notes		196.4	187
		96,990.9	110,124
Equity			
Shareholders' funds			
Called up share capital			
Ordinary		123.9	123.
Preference		0.1	0.
Share premium account			
Ordinary		6.8	6.
Preference		396.4	396.
Capital redemption reserve		7.3	7.

Other reserves			
Revaluation reserve - available for sale investments	17	(312.6)	(49.
Hedging reserve - cash flow hedges		62.7	114.
Retained earnings		700.6	1,746.
Total equity attributable to equity shareholders		985.2	2,346
Non shareholders' funds			
Reserve capital instruments		299.3	299.
Subordinated notes		736.5	736.
Total non shareholders' funds		1,035.8	1,035
Total equity		2,021.0	3,382
Total equity and liabilities		99,011.9	113,506

CONSOLIDATED CASH FLOW STATEMENT

	Six months to 30 June		Full year
	2008 (Unaudited) £m	2007 (Unaudited) £m	2007 (Audited) £m
Net cash inflow/ (outflow) from operating activities			
(Loss)/profit before taxation	(585.4)	296.1	(167.6)
Adjusted for:			
Depreciation and amortisation	10.0	14.0	28.9
Impairment charges on property, plant and equipment	6.8	-	56.3
Impairment charges on intangible assets	27.1	-	7.0
Impairment charges on loans and advances	191.6	56.8	239.7
Impairment charges on unsecured investment loans	46.6	-	232.2
Income taxes refunded/ (paid)	96.5	(69.1)	(69.3)
Fair value adjustments on financial instruments	485.0	194.6	(552.7)
Other non cash movements	280.4	30.1	(114.4)
Net cash inflow/ (outflow) from operating (losses)/ profits before changes in operating assets and liabilities	558.6	522.5	(339.9)

Changes in operating assets

and liabilities			
Net decrease/(increase) in deposits held for regulatory or monetary control purposes	38.2	(7.2)	11.4
Net decrease/(increase) in loans and advances	14,200.1	(10,890.8)	(12,044.3)
Net increase in derivative financial instruments receivable	(1,682.5)	(561.6)	(1,369.7)
Net (increase)/decrease in other assets	(13.7)	(2.2)	42.3
Net (decrease)/increase in debt securities in issue	(5,464.7)	7,063.1	(2,567.2)
Net (decrease)/increase in loans from central bank	(7,227.0)	-	28,473.0
Net increase/(decrease) in deposits from other banks	773.5	1,547.6	(1,392.1)
Net increase/(decrease) in amounts due to customers	3,010.3	3,271.1	(15,313.6)
Net (decrease)/increase in derivative financial instruments payable	(492.4)	480.3	(649.1)
Net (decrease)/increase in other liabilities	(3.1)	18.5	(56.3)
Net (decrease)/increase in accruals and deferred income	(67.0)	8.8	43.2
Net cash inflow/(outflow) from operating activities	3,630.3	1,450.1	(5,162.3)
Net cash inflow/ (outflow) from investing activities			
Net investment in intangible assets	(12.2)	(17.3)	(32.7)
Net investment in property, plant and equipment	(14.5)	(25.9)	(51.8)
Purchase of securities	(24.7)	(3,020.2)	(3,550.8)
Proceeds from sale and redemption of securities	757.9	1,605.8	3,784.4
	706.5	(1,457.6)	149.1
Net cash (outflow)/inflow from financing activities			
Issue of subordinated liabilities	-	328.1	328.1
Ordinary dividend paid	-	(105.0)	(105.0)
Preference dividend paid	-	-	(27.8)
Appropriations (including tax of £1.3m, 30 June 2007 - £8.5m, 31	(28.0)	(28.4)	(63.9)

December 2007 - £19.4m)			
	(28.0)	194.7	131.4
Net increase/(decrease) in cash and cash equivalents	4,308.8	187.2	(4,881.8)
Opening cash and cash equivalents	1,435.9	6,317.7	6,317.7
Closing cash and cash equivalents	5,744.7	6,504.9	1,435.9

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(Unaudited)

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m
Six months ended 30 June 2008					
Net movement in available for sale reserve		-	-	-	(240.5)
Net movement in cash flow hedge reserve		-	-	-	116.2
Actuarial gains and losses		-	-	-	-
Tax effects of the above		-	-	-	(2.7)
Total of items recognised directly in equity		-	-	-	**(127.0)**
Loss for the period		-	-	-	-
Total recognised income and expense for the period		-	-	-	**(127.0)**
Note - reconciliation of movements in equity					
Total - as above		-	-	-	**(127.0)**
Dividends	9	-	-	-	-
Appropriations		-	-	-	-
Movement in own shares	18	-	-	-	-
Balance at 31 December 2007		124.0	403.2	7.3	(122.9)
Balance at 30 June 2008		**124.0**	**403.2**	**7.3**	**(249.9)**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(Unaudited)

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m
Six months ended 30 June 2007					
Net movement in available for sale reserve		-	-	-	(70.1)
Net movement in cash flow hedge reserve		-	-	-	158.5
Actuarial gains and losses		-	-	-	-
Tax effects of the above		-	-	-	(22.2)
Total of items recognised directly in equity		-	-	-	**66.2**
Profit for the period		-	-	-	-
Total recognised income and expense for the period		-	-	-	**66.2**
Note - reconciliation of movements in equity					
Total - as above		-	-	-	**66.2**
Dividends	9	-	-	-	-
Appropriations		-	-	-	-
Movement in own shares	18	-	-	-	-
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)
Balance at 30 June 2007		**124.0**	**403.2**	**7.3**	**64.9**

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(Audited)

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m
Year ended 31 December 2007					

Net movement in available for sale reserve		-	-	-	(132.6)
Net movement in cash flow hedge reserve		-	-	-	(29.4)
Actuarial gains and losses		-	-	-	-
Tax effects of the above		-	-	-	40.4
Total of items recognised directly in equity		-	-	-	**(121.6)**
Loss for the year		-	-	-	-
Total recognised income and expense for the year		-	-	-	**(121.6)**
Note - reconciliation of movements in equity					
Total - as above		-	-	-	**(121.6)**
Dividends	9	-	-	-	-
Appropriations		-	-	-	-
Movement in own shares	18	-	-	-	-
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)
Balance at 31 December 2007		**124.0**	**403.2**	**7.3**	**(122.9)**

NOTES TO THE RESULTS

1. Basis of Preparation

Principles underlying going concern assumption

As a result of disruption in the liquidity and wholesale funding markets in August and September 2007, Northern Rock approached the Bank of England for loan facilities in the event that it was unable to obtain adequate funds from other sources to meet its obligations.

Following significant withdrawals by retail customers, together with wholesale maturities, Northern Rock drew on the facilities during September 2007.

During the remaining period of 2007, the Chancellor of the Exchequer announced arrangements to guarantee, should it be necessary, all existing deposits in Northern Rock, including all unsecured retail products, all uncollateralised and unsubordinated wholesale deposits and wholesale borrowings, all payment obligations under any uncollateralised derivative transactions and all obligations of the Company to make payments on the repurchase of mortgages under the documentation for the Granite securitisation programme.

On 21 February 2008, the Banking (Special Provisions) Bill received Royal Assent. This enabled Northern Rock to be brought into temporary public ownership which was effected on 22 February 2008.

On 30 April 2008, the Bank of England amended and extended the loan agreement with the Company to provide additional loan facilities to enable the Company to pursue its restructuring plans. Details of these facilities are given in note 14 below.
All of the facilities referred to above are subject to appropriate clearance being obtained from the European Commission for State aid for the Company and any other constraints imposed by European legislation. Consent was obtained from the European Commission for the provision of support for the six months from 17 September 2007 under European State aid law. A further submission to the European Commission in relation to longer term restructuring proposals was made on 17 March 2008 and the existing arrangements are expected to be maintained while the submission is considered.

The financial statements have been prepared on a going concern basis. The validity of this assumption depends on the European Commission approving the financing facilities provided by the Bank of England and HM Treasury. If approval is not received it is likely the Company would then submit a solvent wind down plan for European Commission State aid approval. If this were not forthcoming the financing facilities may be withdrawn in which case the Company may not be able to meet its financial obligations as they fall due. The Company may then have to take appropriate insolvency proceedings and cease to trade as a going concern, and adjustments may have to be made to reduce the monetary value of assets to recoverable amounts, to provide for further liabilities that might arise and reclassify all assets and liabilities as current assets and liabilities.

The financial information contained in this half year report has been prepared in accordance with IAS 34 "Interim Financial Reporting" and the Disclosure and Transparency Rules of the Financial Services Authority as applicable to issuers of listed debt securities. The accounting policies and method used to prepare the 2008 half year results remain unchanged from those used in the preparation of the 2007 full year statutory accounts.
New standards, amendments and interpretations

The following new standards, amendments to standards or interpretations are mandatory for the first time for financial years beginning on 1 January 2008 and have been endorsed for adoption by the EU, but have no financial impact on the Group:

NOTES TO THE RESULTS (CONTINUED)

1. Basis of Preparation (continued)

IFRIC 11 - IFRS 2 - Group and treasury share transactions

The following new standards, amendments to standards or interpretations that are relevant to the Group have been issued and have been endorsed for adoption by the EU but are not effective for financial years beginning 1 January 2008 and have not been early adopted:

IFRS 8 - Operating segments, effective for financial years beginning on or after 1 January 2009. The Group believes the application of this standard will have no material impact on the financial statements in the period of initial application.

IFRIC 13 - Customer loyalty programmes, effective for financial years beginning on or after 1 July 2008. The Group believes the application of this interpretation will have no material impact on the financial statements in the period of initial application.

The following new standards, amendments to standards or interpretations are mandatory for the first time for financial years beginning on 1 January 2008 but have not yet been endorsed for adoption by the EU, but have no financial impact on the Group:

IFRIC 12 - Service concession arrangements

IFRIC 14 - IAS 19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The following new standards, amendments to standards or interpretations that are relevant to the Group have been issued but have not yet been endorsed for adoption by the EU, are not effective for financial years beginning 1 January 2008 and have not been early adopted:

IAS 23 (amendment) - Borrowing costs, effective for financial years beginning on or after 1 January 2009. The Group believes the application of this amendment will have no material impact on the financial statements in the period of initial application.

IFRS 3 (revised) - Business combinations and consequential revisions to IAS 27 - Consolidated and separate financial statements, effective prospectively for business combinations with an effective date on or after 1 July 2009. Management is assessing the impacts of these amendments on acquisition accounting and Group consolidation.

IAS 1 (amendment) - Presentation of financial statements, effective for financial years beginning on or after 1 January 2009. Management is assessing the impact of this amendment on its financial statements, to ensure it meets the revised disclosure requirements introduced by this amendment.

IAS 32 (amendment) - Financial instruments: presentation, and consequential amendments to IAS 1 - Presentation of financial statements, effective for financial years beginning on or after 1 January 2009. The Group believes this amendment has no impact on its financial statements as it has no puttable instruments.

IFRIC 15 - Agreements for the construction of real estate

IFRIC 16 - Hedges of a net investment in a foreign operation

NOTES TO THE RESULTS (CONTINUED)

2. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, excluding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

	Six months to 30 June	
	2008 £m	2007 £m
Interest income		
Secured advances	2,493.9	2,546.1
Other lending	243.8	254.3
Investment securities and deposits	229.3	390.1
Interest income	2,967.0	3,190.5
Interest expense		
Retail customer accounts	389.5	571.7

Other deposits and loans including loans from central bank	2,573.0	2,190.7
Subordinated liabilities	43.3	26.0
Other	5.1	2.2
Tier one notes	8.0	7.3
Interest expense	3,018.9	2,797.9
Net interest income	(51.9)	392.6

Average interest earning assets excluding fair value adjustments	99,837.2	106,050.5
Average interest bearing liabilities excluding fair value adjustments	96,657.2	102,734.0
Interest margin	(0.13%)	0.70%
Interest spread	(0.33%)	0.53%

Included within interest income is an adjustment of £1.7m (30 June 2007: £1.6m, 31 December 2007: £3.3m) with respect to the unwind of the discount included in the impairment allowance.

NOTES TO THE RESULTS (CONTINUED)

3. (Losses)/Gains on Available For Sale Securities

(Losses)/gains on available for sale securities are analysed as follows:

	Six months to 30 June	
	2008	**2007**
	£m	**£m**
Gains on disposal of available for sale securities	6.0	37.9
Impairment of available for sale securities	(23.8)	-
	(17.8)	37.9

Gains of £6.0m (30 June 2007: £37.9m, 31 December 2007: £41.7m) previously recognised in reserves have been transferred to (losses)/gains on available for sale securities in the Group income statement on the disposal of available for sale securities.

Cash CDOs are classified as available for sale securities and have a carrying value of £619.1m (30 June 2007: £464.8m, 31

December 2007: £670.1m). Their fair value is based on quoted prices in an active market unless there is evidence that the investment is impaired in which case an impairment charge is calculated.

The impairment charge of £23.8m (30 June 2007: £nil, 31 December 2007: £178.3m) is attributable to cash CDOs and is based upon the Group's accounting policies and IAS 39 which requires such impairment to be determined by reference to their quoted market price.

4. Gains on Disposal of Loan Books

During the first half of 2008, the Group sold £2,240.7m (net of provisions) of its residential equity release mortgage portfolio to JP Morgan Limited. Total proceeds (net of costs) amounted to £2,280.0m. The surplus on disposal amounted to £39.3m. Included in the reported results for the period ended 30 June 2008 is net interest income of £0.9m (30 June 2007: £14.9m, 31 December 2007: £23.6m) in relation to those assets to the date of disposal.

During 2007, the Group sold £1,437.8m (net of provisions and fair value adjustments) of its commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited in three separate transactions. Total proceeds (net of costs) amounted to £1,461.6m (30 June 2007: £850.9m). The surplus on disposal amounted to £23.8m (30 June 2007: £17.8m). Included in the reported results for the year ended 31 December 2007 is net interest income of £7.6m (30 June 2007: £3.4m) in relation to those assets to the date of disposal.

5. Net Trading Expense

Net trading expense comprises:

	Six months to 30 June	
	2008 £m	2007 £m
Net losses from changes in fair value from financial assets designated at fair value	(31.0)	(0.7)
Net income from financial assets designated at fair value	2.0	1.4
Fair value movements of future cash flows excluding accruals on derivatives not in hedge accounting relationships	1,226.0	(536.3)
Translation (losses)/gains on underlying instruments	(1,219.7)	526.1
	(22.7)	(9.5)

NOTES TO THE RESULTS (CONTINUED)

6. Operating Expenses

Operating expenses, excluding the covenant to The Northern Rock Foundation, are as follows:

	Six months to 30 June	
	2008 £m	2007 £m
Staff costs	82.9	95.2
Other expenses	41.9	43.2
Depreciation and amortisation	10.0	14.0
Total operating expenses	134.8	152.4

Exceptional administrative expenses are the costs associated with the restructuring of the business and comprise:

	Six months to 30 June	
	2008 £m	2007 £m
Staff costs	37.0	-
Professional fees incurred by the Company	21.6	-
Professional fees recharged by the Tripartite Authorities	10.8	-
Corporate advisory fees	4.2	-
Reimbursement of third party expenses	8.7	-
Cost of staff withdrawals from Save As You Earn and other share schemes	-	-
Accelerated charge on cancellation of share schemes	39.6	-
Other exceptional administrative expenses	8.1	-
	130.0	-
Exceptional impairment charges on property, plant and equipment	6.8	-
Provision for onerous contracts	1.7	
Exceptional impairment charges on intangible assets	27.1	
	165.6	-

Exceptional staff costs of £37.0m (30 June 2007: £nil, 31 December 2007: £nil) mainly represent the costs of redundancy, payments in lieu of notice and outplacement services associated with the reduction in the workforce as part of the restructuring of the business.

The reimbursement of third party expenses represents costs incurred by third parties as part of the strategic review process.

The accelerated charge on cancellation of share schemes represents the charge to the income statement of all previously unexpensed costs required by IFRS 2 - Share-based Payment on cancellation of staff share schemes after the acquisition of all shares in the Company by HM Treasury on 22 February 2008.

The exceptional impairment charges on property, plant and equipment of £6.8m (30 June 2007: £nil, 31 December 2007: £56.3m) and the provisions for onerous contracts of £1.7m (30 June 2007: £nil, 31 December 2007: £12.9m) represent the costs associated with properties and computer hardware no longer required after the restructuring of the business.

The exceptional impairment charges on intangible assets of £27.1m (30 June 2007: £nil, 31 December 2007: £7.0) represent the costs associated with the accelerated amortisation of software no longer required after the restructuring of the business.

NOTES TO THE RESULTS (CONTINUED)

6. Operating Expenses (continued)

The average number of persons employed by the Group was as follows:

	Six months to 30 June	
	2008	2007
Full time	4,811	5,059
Part time	1,154	1,198

7. Impairment Charges on Loans and Advances

	Six months to 30 June	
	2008 £m	2007 £m
Impairment charge		
Secured on residential property	55.5	4.3
Secured on residential buy to let property	18.9	(2.3)
Secured commercial	0.7	(1.1)
Unsecured	116.5	55.9
Total on retail loans and advances	191.6	56.8
Unsecured investment loans	46.6	-
Total impairment charge	238.2	56.8

% of mean advances to customers	0.42%	0.12%

	30 June 2008 £m	30 June 2007 £m
Impairment allowance		
Secured on residential property	100.5	17.0
Secured on residential buy to let property	23.5	2.5
Secured commercial	1.5	2.6
Unsecured	226.3	98.2
Total on retail loans and advances	351.8	120.3
Unsecured investment loans	278.5	-
Total impairment allowance	630.3	120.3
% of period end advances to customers	0.42%	0.13%

Impairment ratios have been calculated excluding the effect of unsecured investment loans.

NOTES TO THE RESULTS (CONTINUED)

8. Appropriations

	Six months to 30 June	
	2008 £m	2007 £m
Reserve capital instruments	-	-
Subordinated notes	28.0	28.5
Tax on appropriations	(1.3)	(8.6)
Total	26.7	19.9

9. Dividends

The following tables analyse dividends when paid and the period to which they relate:

	Six months to 30 June	
	2008 pence per share	2007 pence per share

Ordinary dividends		
2006 final dividend	-	25.3
	-	25.3

There was no interim or final dividend declared in respect of 2007 and no interim dividend is proposed in respect of 2008.

	Six months to 30 June	
	2008 £m	2007 £m
Ordinary dividends		
2006 final dividend	-	105.0
	-	105.0
Preference dividend	-	-
	-	105.0

10. Cash and Balances with Central Banks

	30 June 2008 £m	30 June 2007 £m
Cash in hand	10.4	9.3
Balances with Bank of England for liquidity purposes	3,466.5	-
Mandatory reserve deposits with central banks	30.1	86.9
Other balances with central banks	52.4	671.5
	3,559.4	767.7

Mandatory reserve deposits with central banks are not available for use in day-to-day operations.

-

NOTES TO THE RESULTS (CONTINUED)

11. Loans and Advances to Customers

	30 June 2008 £m	30 June 2007 £m
Advances secured on residential property not subject to securitisation	31,351.3	31,550.9
Advances secured on residential property subject to securitisation	40,011.3	49,762.7
	71,362.6	81,313.6

Residential buy to let loans not subject to securitisation	5,999.6	6,071.5
Residential buy to let loans subject to securitisation	-	110.0
	5,999.6	6,181.5
Total advances secured on residential property	77,362.2	87,495.1
Commercial secured advances not subject to securitisation	298.6	341.9
Commercial secured advances subject to securitisation	-	475.8
Total commercial secured advances	298.6	817.7
Unsecured loans not subject to securitisation	6,329.6	7,828.9
Unsecured investment loans	364.8	619.1
	84,355.2	96,760.8

An amount of £102.1m at 30 June 2007, in respect of accrued income that forms part of the effective interest rate on loans and advances to customers, has been reclassified from prepayments and accrued income to advances secured on residential property not subject to securitisation. The corresponding amount for 30 June 2008 is £60.4m and for 31 December 2007 is £86.3m. The cash flow statements have been adjusted accordingly.

Fair value adjustments of portfolio hedging amounting to £(561.6) m (30 June 2007: £(835.5)m, 31 December 2007: £183.9m) relate to fair value adjustments of loans and advances to customers in relation to interest rate risk as a result of their inclusion in a fair value portfolio hedge relationship.

12. Investment Securities

	30 June 2008 £m	30 June 2007 £m	3
Available for sale securities	5,085.6	8,000.4	
Assets held at fair value through the income statement	80.2	119.1	
	5,165.8	8,119.5	

13. Covered Bonds

Included within loans and advances to customers not subject to

securitisation are £9,416.4m
(30 June 2007: £10,292.7m, 31 December 2007: £10,389.6m) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £9,402.7m (30 June 2007: £8,104.9m, 31 December 2007: £8,938.1m). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

NOTES TO THE RESULTS (CONTINUED)

14. Loans from Central Bank

	30 June 2008 £m	30 June 2007 £m	3
Amounts due to Bank of England	20,963.0	-	
Open market repo funding	283.0	-	
	21,246.0	-	

As at 30 June 2008, the amount due to the Bank of England was repayable on demand and is charged interest at a margin above the Official Bank Rate. During the period, it consisted of three facilities; a repo facility fully repaid by 30 June 2008 (30 June 2007: £nil, 31 December 2007: £3,590.0m) secured on investment securities, Facility A of £2,203.0m (30 June 2007: £nil, 31 December 2007: £6,910.0m) secured on residential mortgages, and Facility B, amounting to £18,760.0m (30 June 2007: £nil, 31 December 2007: £16,430.0m), which is secured by a fixed and floating charge over the assets and undertakings of the Group that were not already encumbered under prior arrangements such as securitisation vehicles and covered bonds. The value of the security supporting Facility A was £6,319.2m at 30 June 2008 (30 June 2007: £nil, 31 December 2007: £9,905.0m). The value of the security supporting the repo facility at 31 December 2007 was £5,221.5m. In addition to the interest payable on the amount due to the Bank of England, the Group pays a guarantee fee to HM Treasury in respect of the Group's obligations that are guaranteed by HM Treasury (see note 19).

The open market repo funding represents repos with the Bank of England as part of their open market operations and is secured against assets with a market value of £288.7m (31 December 2007: £1,647.6m).

15. Customer Accounts

	30 June	30 June	3

	2008 £m	2007 £m
Branch accounts	3,044.9	5,597.2
Postal accounts	5,995.4	9,943.2
Internet accounts	3,559.7	4,129.4
Offshore accounts	1,199.1	3,775.8
Telephone accounts	152.0	440.8
Legal & General branded accounts	246.4	463.8
Total retail balances	14,197.5	24,350.2
Non bank wholesale customer accounts	367.9	5,772.6
	14,565.4	30,122.8

NOTES TO THE RESULTS (CONTINUED)

16. Debt Securities in Issue

	Securitised notes £m	Covered bonds £m
Balance at 1 January 2008	43,069.5	8,938.1
Repayments	(6,500.6)	-
Exchange rate movements and fair value adjustments	1,088.2	464.6
Balance at 30 June 2008	37,657.1	9,402.7

	Securitised notes £m	Covered bonds £m
Balance at 1 January 2007	40,225.7	6,201.8
Issuances	10,722.9	2,194.3
Repayments	(4,874.7)	-
Exchange rate movements and fair value adjustments	(376.1)	(291.2)
Balance at 30 June 2007	45,697.8	8,104.9

	Securitised notes £m	Covered bonds £m
Balance at 1 January 2007	40,225.7	6,201.8
Issuances	10,722.9	2,194.3

Repayments	(8,979.1)	-
Exchange rate movements and fair value adjustments	1,100.0	542.0
Balance at 31 December 2007	43,069.5	8,938.1

17. Revaluation Reserve - Available for Sale Investments

	Six months to 30 June	
	2008	2007
	£m	£m
Balance at 1 January	**(93.7)**	**(1.3)**
Net losses from changes in fair value	(258.3)	(32.2)
Losses transferred to net income due to impairment	23.8	-
Net profits on disposal transferred to net income	(6.0)	(37.9)
Current income taxes	-	21.3
Deferred income taxes	22.0	(0.2)
Restatement of deferred tax liability from 30%	(0.4)	0.6
Balance at 30 June / 31 December	(312.6)	(49.7)

NOTES TO THE RESULTS (CONTINUED)

18. Own Shares

The credit/(charge) to retained earnings in respect of movements on own shares for the period is as follows:

	Six months to 30 June	
	2008	2007
	£m	£m
Employee share schemes - value of employee services	-	12.3
Accelerated charge on cancellation of share schemes (see note 6)	39.6	-
Cash received on exercise of employee options and for other employee share plans	-	1.6
Tax impact of share based payments	1.9	(0.6)
Purchase of shares	-	(16.4)
	41.5	(3.1)

As a result of The Northern Rock plc Transfer Order 2008, all

shares were transferred to the Treasury Solicitor as nominee for the Treasury on 22 February 2008. Consequently, Northern Rock plc no longer owns any of its own shares. The consideration it will receive for these shares has not yet been determined and therefore no asset has been recognised for the proceeds in these accounts.

19. Related Party Transactions

On 22 February 2008, under the terms of The Northern Rock plc Transfer Order 2008, all shares in Northern Rock plc were transferred to the Treasury Solicitor as nominee of the Treasury, and the Foundation shares were converted to Ordinary shares. At this point, therefore, The Northern Rock Foundation ceased to be a related party. No transactions occurred between Northern Rock plc and The Northern Rock Foundation during the period 1 January 2008 to 22 February 2008. Total contributions paid under deed of covenant by Northern Rock plc to The Northern Rock Foundation were £14.8m at 30 June 2007 and 31 December 2007.

As a further consequence of the transfer of all shares in Northern Rock plc to the Treasury Solicitor on 22 February 2008, the Company regards HM Government as a related party from this date. Details of loan facilities with the Bank of England are set out in note 14 above. Interest and guarantee fees payable on the loan from 22 February 2008 to 30 June 2008 were £587.6m.

In addition to these loans and guarantees the Group has transactions with numerous Government bodies on an arm's length basis. Transactions with these entities are not disclosed owing to the volume of transactions conducted.

-

NOTES TO THE RESULTS (CONTINUED)

20. Capital Structure

	30 June 2008 £m	31 Decem 20
Core Tier 1		
Ordinary share capital	123.9	12.
Share premium on ordinary share capital	6.8	[illegible]
Capital redemption reserve	7.3	[illegible]
Retained earnings	638.1	1,18
Pension scheme	(8.3)	(
Total Core Tier 1 capital	767.8	1,31
Perpetual Non-Cumulative Preference Shares		
Preference share capital	0.1	[illegible]

Share premium on preference share capital	399.9	39
Tier one notes	196.5	20
Total Perpetual Non-Cumulative Preference Shares	596.5	60
Innovative Tier 1		
Reserve capital instruments	300.0	30
Total Innovative Tier 1 capital	300.0	30
Regulatory deductions and restrictions	(309.2)	(62
Tier 1 capital after deductions	1,355.1	1,59
Upper Tier 2		
Perpetual subordinated debt	1,028.7	1,02
Reserve capital instruments	72.3	
Collectively assessed impairment allowance	3.1	
Total Upper Tier 2 capital	1,104.1	1,02
Lower Tier 2		
Term subordinated debt	899.5	81
Total Tier 2 capital	2,003.6	1,84
Regulatory deductions and restrictions	(648.5)	(44
Tier 2 capital after deductions	1,355.1	1,39
Deductions from totals of Tier 1 and Tier 2		
Investments in subsidiary undertakings	(5.1)	(
Tier 3	8.1	
Total capital resources	2,713.2	2,98
Risk weighted assets	26,726.1	20,76
Tier 1 ratio	5.1%	7.
Total capital	10.2%	14.

In the above table the impact of exposures to securitised assets are included within regulatory deductions at 31 December 2007 but within risk weighted assets at 30 June 2008. The impact at 30 June 2008 is to increase risk weighted assets by £7,241.1 million. At 31 December 2007, deductions in respect of securitised assets amounted to £537.7 million and were made equally against Tier 1

and Tier 2 capital resources.

NOTES TO THE RESULTS (CONTINUED)

21. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2007 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act, although the auditors' report contained an emphasis of matter in relation to the Company's ability to continue as a going concern, reflecting the need for continued support from the Bank of England and HM Treasury.

The report will be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 5 August 2008.

Statement of Directors' Responsibilities

The Directors confirm that the Group half year results have been prepared in accordance with IAS 34 as adopted by the European Union and that the management commentary and supporting notes to the half year results includes a fair review of the information required by DTR 4.2.7, namely, an indication of important events that have occurred in the first six months and their impact on the condensed set of financial statements and a description of the principle risks and uncertainties for the remaining six months of the financial year.

As set out in note 1 to the Group half year results, the Bank of England and HM Treasury have provided financing facilities to the Company. These facilities are subject to clearance being obtained from the European Commission. If such clearance is not obtained then the facilities may be withdrawn. Subject to this material uncertainty pertaining to the Company's funding requirements, the Directors are satisfied at the time of approval of the Group half year results that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the half year results.

The Directors of Northern Rock plc at the date of this report are:

RA Sandler
LP Adams
JF Devaney
AF Godbehere
SAM Hester
AM Kuipers
ST Laffin

PJ Remnant
TW Scholar

By order of the Board

RA Sandler
5 August 2008
Executive Chairman

AM Kuipers
5 August 2008
Chief Executive Officer

AF Godbehere
5 August 2008
Chief Financial Officer

Independent review report to Northern Rock plc

Introduction

We been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008, which comprises the consolidated income statement, consolidated balance sheet, consolidated statements of recognised income and expense, consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority, as applicable to the issuers of listed debt securities.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority, as applicable to the issuers of listed debt securities, and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority, as applicable to the issuers of listed debt securities.

Independent review report to Northern Rock plc (continued)

Emphasis of Matter - Going Concern

In forming our conclusion on the condensed financial statements, which is not qualified in this respect, we have considered the adequacy of the disclosure made in note 1 to the condensed financial statements concerning the Company's ability to continue as a going concern. The going concern assumption is dependent on the European Commission approving financing facilities provided by the Bank of England and HM Treasury. This outstanding approval indicates the existence of a material uncertainty which

may cast significant doubt about the Company's ability to continue as a going concern. The condensed financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

PricewaterhouseCoopers LLP
Chartered Accountants
89 Sandyford Road
Newcastle upon Tyne
5 August 2008

Contacts

Press Contacts

Northern Rock
Brian Giles
Ron Stout
0191 279 4676

FD
Geoffrey Pelham-Lane
Ed Gascoigne-Pees
020 7269 7132

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

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Company	Northern Rock PLC
TIDM	85HX
Headline	Directorate Change
Released	16:27 23-Jul-08
Number	7420Z16

RNS Number : 7420Z
Northern Rock PLC
23 July 2008

NORTHERN ROCK APPOINTS NEW CHIEF EXECUTIVE OFFICER

- Gary Hoffman is appointed by the Board of Northern Rock as new Chief Executive Officer from 1 October 2008.
- He is currently Group Vice-Chairman and Executive Director of Barclays plc.
- Ron Sandler will become Non Executive Chairman of the Company.
- Andy Kuipers, current Chief Executive Officer, will leave the Company.

The Board of Northern Rock (the "Company") announces the appointment of Gary Hoffman, Group Vice-Chairman of Barclays plc, as new Chief Executive Officer (CEO). He will join the Company on 1 October 2008.

Gary Hoffman has been with Barclays plc since 1982 and has held a number of senior roles during this time including Barclaycard Chief Executive, Chairman of UK Banking and Chairman of Barclaycard. He has been an Executive Director of Barclays plc for the last four years and became Group Vice Chairman in 2006. Further details of his biography are included in the Notes to Editors at the end of this release.

Ron Sandler will remain Executive Chairman of the Company until 1 October, at which point he will become Non Executive Chairman.

Ron Sandler said: "This is a major step forward for Northern Rock and I am delighted that Gary will join the Board as CEO. His skills, experience and overall track record make him an outstanding candidate for the role. Gary further strengthens our Executive team and he will provide the leadership to deliver our business plan and take the Company forward. I very much look forward to working with him."

Gary Hoffman said: "This is an exciting opportunity for me. Northern Rock enjoys strong local roots and community support, an extensive customer base, and an extremely loyal set of employees who have been through a great deal recently. I am excited by the prospect of leading the Company back

to a position of strength, delivering our plan and returning Northern Rock to private ownership as a thriving, stable business."

The Board also announces that Andy Kuipers, current CEO, will leave the Company on 31 August 2008.

Ron Sandler said: "Andy became CEO in extremely difficult circumstances and he has performed the role admirably during his time in office. On behalf of all at Northern Rock, I would like to thank him for his outstanding contribution to the Company over 20 years of service. He has my very best wishes for the future."

Press Contacts:

Northern Rock
Brian Giles
Ron Stout
0191 279 4676

FD
Geoffrey Pelham-Lane
Ed Gascoigne-Pees

020 7269 7132

Notes

Remuneration Details:

Mr Hoffman's basic annual salary will be £700,000. He will also be entitled to participate in the Company's future incentive scheme, which will be introduced later in the year

He will be also entitled to compensation for the loss of his participation in various Barclays' long-term incentive programmes. Three separate payments of £400,000 each will be made to him: the first on commencement of his employment and the subsequent payments on the first and second anniversaries thereafter.

Remuneration arrangements for Mr Sandler will be reviewed when his role changes to that of Non Executive Chairman.

Gary Hoffman Career Details

Gary Hoffman became Barclays Group Vice Chairman in July 2006. Previously he was Chairman of UK Banking and Chairman of Barclaycard following 5 years as Chief Executive of Barclaycard.

In his other roles, Gary had responsibility for service and sales to Barclays' retail customers in the UK, set up Barclaycall (Barclays' telephone banking service) and launched internet banking for Barclays.

Gary was appointed to the Barclays Group Executive Committee in 2001 and was appointed to the Board of Barclays PLC and Barclays Bank PLC as an Executive Director on 1st January 2004. Gary is a member of the VISA Europe and Trinity Mirror boards and is a Trustee of the Charities Aid Foundation. Gary is also a Trustee of the Barclays Bank UK Retirement Fund.

He joined Barclays in 1982 as a graduate in Economics from Cambridge University. In July 2008 Gary received an Honorary Doctorate from the University of Northampton, having been made a Visiting Professor in 2007. He is married with 2 children and is an avid follower of Coventry City Football Club, where he is Vice-Chairman. Gary is 47 years old.

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Company	Northern Rock PLC
TIDM	85HX
Headline	Directorate Change
Released	07:28 05-Aug-08
Number	6350A07

RNS Number : 6350A
Northern Rock PLC
05 August 2008

05 AUGUST 2008

NORTHERN ROCK PLC

DIRECTORATE CHANGE

Northern Rock plc announces that Kent Atkinson and Richard Coates have joined its Board as Non-Executive Directors, effective upon each of them obtaining approval from the FSA under its approved persons regime. Both will become members of the Audit Committee and Risk Committee of the Northern Rock Board.

Mr Atkinson is the Senior Independent Director and Chairman of the Audit Committee of Coca-Cola HBC SA. He is a Non-Executive Director and Chairman of the Audit Committee of Standard Life plc, Deputy Chairman of Standard Life's UK Financial Services Board, and a member of Standard Life's Investment Committee. Mr. Atkinson is also a Non-Executive Director of Gemalto NV, a member of its Audit Committee and its Strategy and M&A committee, and he is a Non-Executive Director of Millicom International Cellular SA and a member of its Audit and Compensation committees. Further biographical information is attached below.

Mr Coates is Managing Director of Baseline Capital Limited, a specialist mortgage data analysis and modelling organisation, which he founded in 2003. Mr Coates is also Non- Executive Director and Chairman of the Audit Committee of Police Mutual Assurance Society. Further biographical information is attached below.

Executive Chairman Ron Sandler said: "I am delighted to welcome both Kent Atkinson and Richard Coates to the Board. Both Kent and

Richard bring a wealth of valuable experience to further strengthen the Board and assist Northern Rock in the delivery of its business plan."

Press Contacts:

Northern Rock
Brian Giles
Ron Stout

0191 279 4676

FD
Geoffrey Pelham-Lane
Ed Gascoigne-Pees

020 7269 7132

Biographical information:

1. **Mr Kent Atkinson:**

Current Boards

2007 - date	**Millicom International Cellular SA** Non-Executive Director Member of Audit Committee Member of Compensation Committee
2005 - date	**Standard Life plc** Non-Executive Director Chairman of Audit Committee Deputy Chairman UK Financial Services Board Member of Investment Committee
2004 - date	**Gemalto NV** Non-Executive Director Member of Audit Committee Member of Strategy and M&A Committee
1998 - date	**Coca-Cola HBC SA** Senior Independent Director Chairman of Audit Committee

Previous Boards

2006 - 2008	**Link Plus Corporation Inc** Chairman
2003 - 2005	**Cookson Group plc** Senior Independent Director Chairman of Audit Committee Member of Remuneration Committee Member of Nominations Committee
2002 - 2007	**Marconi Corporation plc (latterly Telent plc)** Senior Independent Director Chairman of Audit Committee Member of Remuneration Committee Member of Nominations Committee
1996 - 2003	**Lloyds TSB Group plc** Group Finance Director, then Non-Executive Director

Experience Summary

1971 - 2002	**Lloyds TSB Group plc**
1994 - 2002	Group Finance Director
1994 - 1994	General Manager, UK Retail Operations
1989 - 1994	Regional Executive Director
1964 - 1989	Various senior international management positions

1. **Mr Richard Coates:**

Current Boards

2003 - date	**Baseline Capital Ltd** Managing Director
2007 - date	**Police Mutual Assurance Society** Non-Executive Director Chairman of Audit Committee

Experience Summary

1973 - 2003	**KPMG UK**
2002 - 2003	Senior Partner, Leeds Office
2001 - 200	Senior Partner, UK Head of Financial Services, London
1995 - 2001	Senior Partner, Head of Financial Services & Deputy Chairman of KPMG Northern Region, Leeds
1991 - 1995	Partner, Head of Audit Services North East Region, Leeds
1985 - 1991	Partner, Audit & Transaction Services, Keighley & Bradford
1973 - 1985	Various roles from Graduate Trainee to Senior Manager

No further information is required to be disclosed under Rule 9.6.13 of the Listing Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	85HX
Headline	Directorate Change
Released	16:49 07-Aug-08
Number	9136A16

RNS Number : 9136A
Northern Rock PLC
07 August 2008

NORTHERN ROCK PLC DIRECTORATE CHANGE

Northern Rock plc announces that Michael Kent Atkinson and John Richard Coates were approved by the FSA under its approved persons regime on 5 August 2008 and accordingly their appointment as Directors of the Company has become effective.

Press Contacts:

Northern Rock

Ron Stout
Jaqualyn Gill
0191 279 4676

FD

Geoffrey Pelham-Lane
Ed Gascoigne-Pees
020 7269 7132

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	85HX
Headline	Directorate Change
Released	07:11 27-Aug-08
Number	0860C07

RNS Number : 0860C
Northern Rock PLC
27 August 2008

Northern Rock Directorate Change

Northern Rock plc (the "Company") announces that Stephen Hester, currently non-executive Deputy Chairman, will step down from the Board on 1 October 2008.

As previously announced, Gary Hoffman will join the Company as Chief Executive on 1 October 2008 and Ron Sandler will relinquish his full time executive role to become non-executive Chairman at the same time. A consequence of this transition is to change the nature of the Deputy Chairman's role, which was created in February 2008 in response to the unitary Executive Chairman position adopted on transfer of ownership of the Company to HM Treasury.

The Company also strengthened the Board in July 2008 with the appointments of Kent Atkinson (formerly Finance Director of Lloyds TSB) and Richard Coates (formerly KPMG lead partner for the HBOS audit) as non-executive Directors.

Ron Sandler, Executive Chairman of Northern Rock says: "We are grateful to Stephen for his substantial contribution to the Board in the vital initial phase of public ownership. We have accomplished the key stages of adopting a restructuring plan, advancing its implementation, recruiting new management and Board members and ensuring that the Company's capitalisation is put on a firm footing. Most importantly,

repayment of Government debt is progressing ahead of schedule. Gary Hoffman's arrival as CEO will allow me to revert to a more *conventional, non-executive* Chairman role and thereby gives Stephen the opportunity to step down from the Board and focus on other business interests."

Press Contacts:

Northern Rock
Brian Giles
Ron Stout
0191 279 4676

FD
Geoffrey Pelham-Lane
Ed Gascoigne-Pees

020 7269 7132

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Company	Northern Rock PLC
TIDM	85HX
Headline	Directorate Change
Released	14:07 18-Sep-08
Number	7678D14

RNS Number : 7678D
Northern Rock PLC
18 September 2008

NORTHERN ROCK PLC

DIRECTORATE CHANGE

Northern Rock (the "Company") announces that Bob Davies has been appointed as a Non-Executive Director of the Company. The appointment will be effective from 10 October 2008.

Bob Davies is Chairman of the CBI in the North East and a Non-Executive Director of British Energy plc, Barratt Development plc and Northern Business Forum Limited. He was previously Chief Executive of Arriva plc and Finance Director and subsequently Chief Executive of East Midlands Electricity plc. Further details of his biography are included in the Notes to Editors at the end of this release.

Ron Sandler, Executive Chairman, said: "I am delighted that Bob has agreed to join Northern Rock as a Non-Executive Director. His extensive business experience combined with his close links to the North East community will be of great benefit to the Company."

Mr Davies also held directorships within the last five years as a Non-Executive Director of both Geest plc until June 2004 and British Energy Bond Finance plc until February 2007. In relation to paragraph 9.6.13 of the Listing Rules, Mr Davies was also a Director of Ferranti International plc when it entered into receivership in 1993.

Press Contacts:

Northern Rock
Brian Giles

Simon Hall
0191 279 4676

FD
Geoffrey Pelham-Lane
Ed Gascoigne-Pees
020 7269 7132

Notes to Editors:

Bob Davies - Biographical Details

Bob Davies is Chairman of the CBI in the North East and an independent Non-Executive Director of British Energy Group plc and Barratt Developments plc. Mr Davies was Chairman of Biffa plc, the leading waste services group from 2006 to 2008. He was Chief Executive of Arriva plc, the UK transport services group based in Sunderland, from 1998 to May 2006. He holds an LLB in Law and Economics from Edinburgh University and is a Fellow of the Chartered Institute of Management Accountants.

He has chaired the Board of Governors at Sunderland University since July 2003 and was a Non-Executive Director of Sunderland ARC urban regeneration company until January 2007.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Northern Rock PLC
TIDM	85HX
Headline	Notice to Noteholders
Released	11:11 16-Jul-08
Number	1876Z11

RNS Number : 1876Z
Northern Rock PLC
16 July 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding U.S.$100,000,000 Undated Subordinated Floating Rate Notes (the "**Notes**") issued by Northern Rock plc (the "**Issuer**") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0125284777

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5(*f*) of the Terms and Conditions of the Notes (the "**Terms and Conditions**"):

(i) the Interest Date falling on 23 August 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne

NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0)191 279 4553

Tony Laggan
Settlements
Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT
Citibank, N.A.
21st Floor
Canada Square
Canary Wharf
London E14 5LB

TRUSTEE
The Law Debenture Trust Corporation plc
Fifth Floor
100 Wood Street
London EC2V 7EX

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Company	Northern Rock PLC
TIDM	85HX
Headline	Notice to Noteholders
Released	09:56 08-Aug-08
Number	9481A09

RNS Number : 9481A
Northern Rock PLC
08 August 2008

Northern Rock plc - Notice to Noteholders

To the holders of the outstanding U.S.$100,000,000 8 per cent. Undated Subordinated Notes (the "**Notes**") issued by Northern Rock plc (the "**Issuer**") under a U.S.$25,000,000,000 Euro Medium Term Note Programme.

ISIN: XS0097551526

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Condition 5(*f*) of the Terms and Conditions of the Notes (the "**Terms and Conditions**"):

(i) the Interest Date falling on 15 September 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Terms and Conditions.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne

NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0)191 279 4553

Tony Laggan
Settlements
Tel: +44 (0) 191 279 6109

ISSUING AND PRINCIPAL PAYING AGENT
Citibank, N.A.
21st Floor
Canada Square
Canary Wharf
London E14 5LB

TRUSTEE
The Law Debenture Trust Corporation plc
Fifth Floor
100 Wood Street
London EC2V 7EX

END

26 September 2008

NORTHERN ROCK PLC

NOTICE TO NOTEHOLDERS

To the holders of the outstanding U.S.$700,000,000 5.60% Perpetual Fixed-to-Floating Rate Subordinated Notes (the "**Notes**") issued by Northern Rock plc **(the "Issuer")** under a U.S.$20,000,000,000 US Medium Term Note Programme

ISINs: US66567EAW57 and US66567GAW06

CUSIPs: 66567EAW5 and 66567GAW0

NOTICE IS HEREBY GIVEN to the holders of the Notes that, pursuant to Section 311 of the Subordinated Indenture dated as of May 6, 1999 (the "Indenture"),

(i) the Interest Date falling on 30 October 2008 will be an Optional Interest Payment Date; and

(ii) the Issuer has elected to pay interest due on such Optional Interest Payment Date.

Capitalised terms used herein shall bear the meanings ascribed to them in the Indenture.

For further information, please contact:

ISSUER
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Antony Swalwell
Capital Markets
Tel: +44 (0) 191 279 4553

Tony Laggan
Settlements
Tel: +44 (0) 191 279 6109

TRUSTEE AND PAYING AGENT
Deutsche Bank Trust Company Americas
c/o Deutsche Bank National Trust Company
Global Transaction Banking
Trust and Securities Services
25 DeForest Avenue
Mail Stop: SUM01-0105
Summit, New Jersey 07901
United States of America

LUXEMBOURG LISTING AGENT AND PAYING AND TRANSFER AGENT
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Grand Duchy of Luxembourg

3 July 2008

NORTHERN ROCK PLC

NOTICE

To the holders of the outstanding

£300,000,000 8.399% Step-up Callable Perpetual Reserve Capital Instruments

(ISIN: XS0117031194)

and

£200,000,000 7.053% Callable Perpetual Core Tier One Notes

(ISIN: XS0152710439)

(together, the "Parity Obligations")

Issued by

NORTHERN ROCK PLC (the "Company")

The Company hereby announces that until further notice it will not declare or pay a dividend on the £400 million non-cumulative callable preference shares in the Company ("***Preference Shares***") which are owned by the Treasury Solicitor as the nominee of H.M. Treasury.

H.M. Treasury has agreed that notwithstanding that dividends will not be declared or paid in respect of the Preference Shares, until further notice the Company will be permitted to make payment of all scheduled coupons, interest and/or distributions in respect of the Company's outstanding Parity Obligations on the respective dates for payment thereof notwithstanding the terms and conditions of the Preference Shares, the Company's Articles of Association and the related transaction documentation, which otherwise would restrict such payments on the Parity Obligations. Such agreement is without prejudice to any rights the Company may have under the terms and conditions of the respective Parity Obligations to defer any payment of coupons or interest. It is also without prejudice to the provisions of paragraph 5 of The Northern Rock plc Transfer Order 2008 if such provisions become applicable[1].

[1] Note. Paragraph 5 of the Transfer Order applies if, while Northern Rock is wholly owned by H.M. Treasury, the Company is obliged under the terms of the Parity Obligations to issue ordinary shares in the Company to satisfy entitlements to interest payments. If such circumstances arise, H.M. Treasury is entitled to give notice to Northern Rock and the trustee for the holders of Parity Obligations that H.M. Treasury: (a) intends to settle interest payments in respect of any Parity Obligations in cash; or, (b) requires Northern Rock to settle interest payments in respect of Parity Obligations by Northern Rock issuing further notes to the trustee.

NORTHERN ROCK PLC

DOCUMENTATION
FILED WITH
COMPANIES HOUSE

2008

(JULY TO SEPTEMBER)

NORTHERN ROCK PLC

RECEIVED
2008 OCT 22 P 4:57

DOCUMENTATION FILED WITH COMPANIES HOUSE 2008 (JULY TO SEPTEMBER)

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary Form 288b Terminating Appointment of Director or Secretary Form 288c Change of Particulars for Director or Secretary	5 August 2008 5 August 2008 7 September 2008	14 days from occurrence	CA85 S.288
2.	Annual Accounts including Directors' Remuneration Report		7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions		Within 15 days after it was passed or made	CA06 S.29(1)(a)
4.	Form 363s Annual Return		28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital		Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares		Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares		Within one month from allotment of shares	CA85 S.128(1)
8.	Form 395 Particulars of a Mortgage Charge			CA85 S.39.5
9.	Extraordinary General Meeting			
10.	Form RES 01 Alter Memorandum			CA85
11.	Form RES 10 Authorised Allotment of Shares and Debentures			CA85
12.	Form 122 Notice of Conversion of Stocks into Shares			CA85
13.	Articles of Association		15 days after amendment takes effect	CA06 S.26 (1)

Key

"CA" means the Companies Act 1985 or 2006.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of appointment	0 5	0 8	2 0 0 8
†Date of Birth	2 6	0 9	1 9 5 1

Appointment form

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): John. Richard

Surname: Coates

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: "Greenbank", Stirton

Post town: Skipton Postcode: BD23 3LH

County / Region: North Yorkshire Country: England

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): Overleaf

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 05. 08. 2008.

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 7 August 2008

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary

Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne

Tel 0191 2794478

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 3276385

† Directors only.

†Other directorships

Baseline Capital Limited
Baseline Capital Data Limited
Police Mutual Assurance Society

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year
Date of termination of appointment	0 7	0 9	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Anne, Menze

Surname: Kuipers

	Day	Month	Year
†Date of Birth	2 4	1 2	1 9 5 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 08.09.08

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Julie Shipley, Assistant Company Secretary, Northern Rock plc
Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL
Tel 0191 2794478
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House

288a

RECEIVED

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3273685

Company Name in full Northern Rock plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 5	0 8	2 0 0 8	†Date of Birth	1 9	0 5	1 9 4 5

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Michael Kent

Surname: Atkinson

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Willow Lodge, Pennymead Rise

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: East Horsley Postcode: KT24 5AL

County / Region: Surrey Country: England

†Nationality: Anglo Brazilian †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached

I consent to ~~act as~~ ** director / secretary of the above named company

Consent signature [signature] **Date** 5 Aug 2008

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, ~~secretary~~ etc must sign the form below.

Signed [signature] **Date** 7 August 2008

(~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Julie Shipley, Assistant Company Secretary

Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne

Tel 0191 2794478

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

MICHAEL KENT ATKINSON

CURRENT UK DIRECTORSHIPS

Appointment Date	Company
30 March 2006	Standard Life Plc
1 October 2007	Standard Life Assurance Limited

CURRENT OVERSEAS DIRECTORSHIPS

Appointment Date	Company
9 August 2000	Coca-Cola HBC S.A.
11 May 2005	Gemalto NV
29 May 2007	Millicom International Cellular S.A.

END